Registration No.  333-32652
                                           1940 Act No. 811-05903

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                   Amendment No. 2 to Form S-6

 FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933 OF SECURITIES
       OF UNIT INVESTMENT TRUSTS REGISTERED ON FORM N-8B-2

A.   Exact name of trust:

                             FT 422

B.   Name of depositor:

                      NIKE SECURITIES L.P.

C.   Complete address of depositor's principal executive offices:

                      1001 Warrenville Road
                     Lisle, Illinois  60532

D.        Name and complete address of agents for service:

                                        Copy to:
     JAMES A. BOWEN                     ERIC F. FESS
     c/o Nike Securities L.P.           c/o Chapman and Cutler
     1001 Warrenville Road              111 West Monroe Street
     Lisle, Illinois  60532             Chicago, Illinois 60603

E.   Title of Securities Being Registered:

     An indefinite number of Units pursuant to Rule 24f-2 promulgated under the Investment Company Act of 1940, as amended


F.   Approximate date of proposed sale to public:

     As soon as practicable after the effective date of the Registration Statement.

|XXX|Check box if it is proposed that this filing will become effective on March 22, 2000 at 2:00 p.m. pursuant to Rule 487.

                ________________________________

                BIOTECHNOLOGY SELECT PORTFOLIO, SERIES 3
             DIGITAL CONVERGENCE SELECT PORTFOLIO, SERIES 2
                 FIBER OPTICS SELECT PORTFOLIO, SERIES 2
            GENOMICS & PROTEOMICS SELECT PORTFOLIO, SERIES 2
                PHARMACEUTICAL SELECT PORTFOLIO, SERIES 3
              STORAGE & NETWORKING SELECT PORTFOLIO SERIES
                  TECHNOLOGY SELECT PORTFOLIO, SERIES 3
                    BIOTECHNOLOGY PORTFOLIO, SERIES 3
                 DIGITAL CONVERGENCE PORTFOLIO, SERIES 2
                    FIBER OPTICS PORTFOLIO, SERIES 2
                GENOMICS & PROTEOMICS PORTFOLIO, SERIES 2
                   PHARMACEUTICAL PORTFOLIO, SERIES 9
                  STORAGE & NETWORKING PORTFOLIO SERIES
                     TECHNOLOGY PORTFOLIO, SERIES 12

                                 FT 422

FT 422 is a series of a unit investment trust, the FT Series. FT 422 consists of 14 separate portfolios listed above (each, a "Trust," and collectively, the "Trusts"). Each Trust invests in a diversified portfolio of common stocks ("Securities") issued by companies in the industry sector or investment focus for which each Trust is named. The objective of each Trust is to provide above-average capital appreciation. Each Select Portfolio Series has an expected maturity of approximately 18 months. Each Portfolio Series has an expected maturity of approximately five years.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                   First Trust (registered trademark)

                             1-800-621-9533


              The date of this prospectus is March 22, 2000

                        Table of Contents

Summary of Essential Information                        3
Fee Table                                                7
Report of Independent Auditors                           8
Statements of Net Assets                                 9
Schedules of Investments                                13
The FT Series                                           28
Portfolios                                              29
Risk Factors                                            33
Public Offering                                         35
Distribution of Units                                   37
The Sponsor's Profits                                   38
The Secondary Market                                    39
How We Purchase Units                                   39
Expenses and Charges                                    39
Tax Status                                              40
Retirement Plans                                        41
Rights of Unit Holders                                  41
Income and Capital Distributions                        42
Redeeming Your Units                                    43
Removing Securities from a Trust                        44
Amending or Terminating the Indenture                   44
Information on the Sponsor, Trustee and Evaluator       45
Other Information                                       46

                     Summary of Essential Information

                                 FT 422


                    At the Opening of Business on the
                 Initial Date of Deposit-March 22, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                              Digital
                                                             Biotechnology    Convergence     Fiber Optics    Genomics &
                                                             Select           Select          Select          Proteomics
                                                             Portfolio        Portfolio       Portfolio       Select Portfolio
                                                             Series 3         Series 2        Series 2        Series 2
                                                             ____________     __________      __________      __________
Initial Number of Units (1)                                       14,999          14,990           15,001          15,020
Fractional Undivided Interest
    in the Trust per Unit (1)                                   1/14,999        1/14,990         1/15,001        1/15,020
Public Offering Price:
    Aggregate Offering Price Evaluation
         of Securities per Unit (2)                          $     9.900      $    9.900      $     9.900     $     9.900
    Maximum Sales Charge of
      3.25% of the Public Offering
         Price per Unit  (3.283% of the net amount invested,
         exclusive of the deferred sales charge) (3)         $      .325      $     .325      $      .325     $      .325
    Less Deferred Sales Charge per Unit                      $     (.225)     $    (.225)     $     (.225)    $     (.225)
Public Offering Price per Unit (4)                           $    10.000      $   10.000      $    10.000     $    10.000
Sponsor's Initial Repurchase Price per Unit (5)              $     9.675      $    9.675      $     9.675     $     9.675
Redemption Price per Unit
    (based on aggregate underlying value
     of Securities less deferred sales charge) (5)           $     9.675      $     9.675     $     9.675     $     9.675
Cash CUSIP Number                                             30265L 571       30265L 605      30265L 639      30265J 436
Reinvestment CUSIP Number                                     30265L 597       30265L 621      30265L 654      30265J 444
Wrap CUSIP Number                                             30265L 589       30265L 613      30265L 647      30265J 451
Security Code                                                      58431            58434           58437           58473

First Settlement Date                       March 27, 2000
Mandatory Termination Date (6)              September 24, 2001
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.

_____________

See "Notes to Summary of Essential Information" on page 6.

                      Summary of Essential Information

                                 FT 422


                    At the Opening of Business on the
                 Initial Date of Deposit-March 22, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.


                                                             Pharmaceutical       Storage &            Technology
                                                             Select               Networking           Select
                                                             Portfolio            Select Portfolio     Portfolio
                                                             Series 3             Series               Series 3
                                                             ____________         ____________         ____________
Initial Number of Units (1)                                       14,988               15,021               15,003
Fractional Undivided Interest
    in the Trust per Unit (1)                                   1/14,988             1/15,021             1/15,003
Public Offering Price:
    Aggregate Offering Price Evaluation
         of Securities per Unit (2)                          $     9.900          $     9.900          $     9.900
    Maximum Sales Charge of
      3.25% of the Public Offering
         Price per Unit  (3.283% of the net amount invested,
         exclusive of the deferred sales charge) (3)         $      .325          $      .325          $      .325
    Less Deferred Sales Charge per Unit                      $     (.225)         $     (.225)         $     (.225)
Public Offering Price per Unit (4)                           $    10.000          $    10.000          $    10.000
Sponsor's Initial Repurchase Price per Unit (5)              $     9.675          $     9.675          $     9.675
Redemption Price per Unit
    (based on aggregate underlying value
     of Securities less deferred sales charge) (5)           $     9.675          $     9.675          $     9.675
Cash CUSIP Number                                             30265L 662           30265L 696           30265L 720
Reinvestment CUSIP Number                                     30265L 688           30265L 712           30265L 746
Wrap CUSIP Number                                             30265L 670           30265L 704           30265L 738
Security Code                                                      58440                58443                58446

First Settlement Date                       March 27, 2000
Mandatory Termination Date (6)              September 24, 2001
Income Distribution Record Date             Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)                Last day of each June and December, commencing June 30, 2000.

_____________

See "Notes to Summary of Essential Information" on page 6.

                      Summary of Essential Information

                                 FT 422


                    At the Opening of Business on the
                 Initial Date of Deposit-March 22, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                            Digital             Fiber           Genomics &
                                                          Biotechnology     Convergence         Optics          Proteomics
                                                          Portfolio         Portfolio           Portfolio       Portfolio
                                                          Series 3          Series 2            Series 2        Series 2
                                                          ___________       ___________         ___________     ___________
Initial Number of Units (1)                                    14,999            14,990              15,001          15,020
Fractional Undivided Interest
   in the Trust per Unit (1)                                 1/14,999          1/14,990            1/15,001        1/15,020
Public Offering Price:
   Aggregate Offering Price Evaluation
      of Securities per Unit (2)                          $     9.900       $     9.900         $     9.900     $     9.900
   Maximum Sales Charge of
       4.50% of the Public Offering Price per Unit
      (4.545% of the net amount invested,
      exclusive of the deferred sales charge) (3)         $      .450       $      .450         $      .450     $      .450
   Less Deferred Sales Charge per Unit                    $     (.350)      $     (.350)        $     (.350)    $     (.350)
Public Offering Price per Unit (4)                        $    10.000       $    10.000         $    10.000     $    10.000
Sponsor's Initial Repurchase Price per Unit (5)           $     9.550       $     9.550         $     9.550     $     9.550
Redemption Price per Unit
    (based on aggregate underlying value
   of Securities less deferred sales charge) (5)          $     9.550       $     9.550         $     9.550     $     9.550
Cash CUSIP Number                                          30265L 753        30265L 787          30265L 811      30265J 469
Reinvestment CUSIP Number                                  30265L 779        30265L 803          30265L 837      30265J 477
Wrap CUSIP Number                                          30265L 761        30265L 795          30265L 829      30265J 485
Security Code                                                   58449             58452               58455           58476

First Settlement Date                  March 27, 2000
Mandatory Termination Date (6)         March 15, 2005
Income Distribution Record Date        Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)           Last day of each June and December, commencing June 30, 2000.

_____________

See "Notes to Summary of Essential Information" on page 6.

                    Summary of Essential Information

                                 FT 422


At the Opening of Business on the Initial Date of Deposit-March 22, 2000


                    Sponsor:  Nike Securities L.P.
                    Trustee:  The Chase Manhattan Bank
                  Evaluator:  First Trust Advisors L.P.

                                                                                             Storage &
                                                                            Pharmaceutical   Networking       Technology
                                                                            Portfolio        Portfolio        Portfolio
                                                                            Series 9         Series           Series 12
                                                                            ___________      ___________      ___________
Initial Number of Units (1)                                                      14,988           15,021           15,003
Fractional Undivided Interest
   in the Trust per Unit (1)                                                   1/14,988         1/15,021         1/15,003
Public Offering Price:
   Aggregate Offering Price Evaluation
      of Securities per Unit (2)                                            $     9.900      $     9.900      $     9.900
   Maximum Sales Charge of
       4.50% of the Public Offering Price per Unit (4.545% of the net
      amount invested, exclusive of the deferred sales charge) (3)          $      .450      $      .450      $      .450
   Less Deferred Sales Charge per Unit                                      $     (.350)     $     (.350)     $     (.350)
Public Offering Price per Unit (4)                                          $    10.000      $    10.000      $    10.000
Sponsor's Initial Repurchase Price per Unit (5)                             $     9.550      $     9.550      $     9.550
Redemption Price per Unit (based on aggregate underlying value
   of Securities less deferred sales charge) (5)                            $     9.550      $     9.550      $     9.550
Cash CUSIP Number                                                            30265L 845       30265J 345       30265J 378
Reinvestment CUSIP Number                                                    30265L 860       30265J 360       30265J 394
Wrap CUSIP Number                                                            30265L 852       30265J 352       30265J 386
Security Code                                                                     58458            58461            58464

First Settlement Date                  March 27, 2000
Mandatory Termination Date (6)         March 15, 2005
Income Distribution Record Date        Fifteenth day of each June and December, commencing June 15, 2000.
Income Distribution Date (7)           Last day of each June and December, commencing June 30, 2000.

______________

                NOTES TO SUMMARY OF ESSENTIAL INFORMATION

(1) As of the close of business on the Initial Date of Deposit, we may adjust the number of Units of a Trust so that the Public Offering Price per Unit will equal approximately $10.00. If we make such an adjustment, the fractional undivided interest per Unit will vary from the amounts indicated above.

(2) Each listed Security is valued at its last closing sale price. If a Security is not listed, or if no closing sale price exists, it is valued at its closing ask price. Evaluations for purposes of determining the purchase, sale or redemption price of Units are made as of the close of trading on the New York Stock Exchange ("NYSE") (generally 4:00 p.m. Eastern time) on each day on which it is open (the "Evaluation Time").

(3) The maximum sales charge consists of an initial sales charge and a deferred sales charge. See "Fee Table" and "Public Offering."

(4) The Public Offering Price shown above reflects the value of the Securities on the business day prior to the Initial Date of Deposit. No investor will purchase Units at this price. The price you pay for your Units will be based on their valuation at the Evaluation Time on the date you purchase your Units. On the Initial Date of Deposit the Public Offering Price per Unit will not include any accumulated dividends on the Securities. After this date a pro rata share of any accumulated dividends on the Securities will be included.

(5) Until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Sponsor's Initial Repurchase Price per Unit and the Redemption Price per Unit will include the estimated organization costs per Unit set forth under "Fee Table." After such date, the Sponsor's Repurchase Price and Redemption Price per Unit will not include such estimated organization costs. See "Redeeming Your Units."

(6) See "Amending or Terminating the Indenture."

(7) Distributions from the Capital Account will be made monthly on the last day of the month to Unit holders of record on the fifteenth day of such month if the amount available for distribution equals at least $1.00 per 100 Units. In any case, we will distribute any funds in the Capital Account in December of each year.

                            Fee Table

This Fee Table describes the fees and expenses that you may, directly or indirectly, pay if you buy and hold Units of a Trust. See "Public Offering" and "Expenses and Charges." Although each Select Portfolio Series has a term of approximately 18 months, each Portfolio Series has a term of approximately five years, and each is a unit investment trust rather than a mutual fund, this information allows you to compare fees.

                                                                               Select
                                                                               Portfolio Series        Portfolio Series
                                                                               ______________          ______________
                                                                                           Amount                  Amount
                                                                                           per Unit                per Unit
                                                                                           ______                  ______
Unit Holder Transaction Expenses
(as a percentage of public offering price)
Maximum sales charge                                                           3.25%       $.325       4.50%       $.450
                                                                               =======     =======     =======     =======
Initial sales charge (paid at time of purchase)                                1.00%(a)    $.100       1.00%(a)    $.100
Deferred sales charge (paid in installments or at redemption)                  2.25%(b)     .225       3.50%(b)     .350

Maximum sales charge imposed on reinvested dividends                           2.25%       $.225       3.50%       $.350

Organization Costs
(as a percentage of public offering price)
Estimated organization costs                                                   .260%(c)    $.0260      .225%(c)    $.0225
                                                                               =======     =======     =======     =======
Estimated Annual Trust Operating Expenses
(as a percentage of average net assets)
Portfolio supervision, bookkeeping, administrative and evaluation fees         .079%       $.0080      .100%       $.0098
Creation and development fee                                                   .250%(d)     .0248      .250%(d)     .0245
Trustee's fee and other operating expenses                                     .116%(e)     .0117      .152%(e)     .0149
                                                                               ______      ______      ______      ______
Total                                                                          .445%       $.0445      .502%       $.0492
                                                                               =======     =======     =======     =======

                                 Example

This example is intended to help you compare the cost of investing in a Trust with the cost of investing in other investment products. The example assumes that you invest $10,000 in a Trust for the periods shown and sell your Units at the end of those periods. The example also assumes a 5% return on your investment each year and that a Trust's operating expenses stay the same. Although your actual costs may vary, based on these assumptions your costs would be:

                               1 Year     18 Months (f) 3 Years     5 Years
                               __________ __________    __________  _______
Select Portfolio Series        $396       $418          $ -         $ -
Portfolio Series                523        N.A.          625         737

The example will not differ if you hold rather than sell your Units at the end of each period. The example does not reflect sales charges on reinvested dividends and other distributions. If these sales charges were included, your costs would be higher.

_____________

(a) The initial sales charge is the difference between the maximum sales charge (3.25% for each Select Portfolio Series and 4.50% for each Portfolio Series) and any remaining deferred sales charge.

(b) The deferred sales charge is a fixed dollar amount equal to $.225 per Unit for each Select Portfolio Series and $.350 per Unit for each Portfolio Series which, as a percentage of the Public Offering Price, will vary over time. The deferred sales charge will be deducted in five monthly installments commencing October 20, 2000.

(c) Estimated organization costs will be deducted from the assets of a Trust at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period.

(d)The creation and development fee compensates the Sponsor for creating and developing the Trusts. Each Trust accrues this fee daily during the life of the Trust based on its average net asset value and pays the Sponsor monthly. In connection with the creation and development fee, in no event will the Sponsor collect over the life of a Trust more than
 .75% in the case of each Select Portfolio Series or more than 2.75% in the case of each Portfolio Series of a Unit holder's initial investment.

(e) For each Portfolio Series, other operating expenses include the costs incurred by each Portfolio Series for annually updating such Trusts' registration statements, but do not include brokerage costs and other portfolio transaction fees for any of the Trusts. In certain circumstances the Trusts may incur additional expenses not set forth above. See "Expenses and Charges."

(f)For each Select Portfolio Series, the example represents the estimated costs incurred through each Trust's approximate 18-month life.

                    Report of Independent Auditors

The Sponsor, Nike Securities L.P., and Unit Holders
FT 422


We have audited the accompanying statements of net assets, including the schedules of investments, of FT 422, comprised of the Biotechnology Select Portfolio, Series 3; Digital Convergence Select Portfolio, Series 2; Fiber Optics Select Portfolio, Series 2; Genomics & Proteomics Select Portfolio, Series 2; Pharmaceutical Select Portfolio, Series 3; Storage & Networking Select Portfolio Series; Technology Select Portfolio, Series 3; Biotechnology Portfolio, Series 3; Digital Convergence Portfolio, Series 2; Fiber Optics Portfolio, Series 2; Genomics & Proteomics Portfolio, Series 2; Pharmaceutical Portfolio, Series 9; Storage & Networking Portfolio Series; and Technology Portfolio, Series 12 as of the opening of business on March 22, 2000. These statements of net assets are the responsibility of the Trusts' Sponsor. Our responsibility is to express an opinion on these statements of net assets based on our audit.



We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of net assets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of net assets. Our procedures included confirmation of the letter of credit allocated among the Trusts on March 22, 2000. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall presentation of the statements of net assets. We believe that our audit of the statements of net assets provides a reasonable basis for our opinion.



In our opinion, the statements of net assets referred to above present fairly, in all material respects, the financial position of FT 422, comprised of the Biotechnology Select Portfolio, Series 3; Digital Convergence Select Portfolio, Series 2; Fiber Optics Select Portfolio, Series 2; Genomics & Proteomics Select Portfolio, Series 2; Pharmaceutical Select Portfolio, Series 3; Storage & Networking Select Portfolio Series; Technology Select Portfolio, Series 3; Biotechnology Portfolio, Series 3; Digital Convergence Portfolio, Series 2; Fiber Optics Portfolio, Series 2; Genomics & Proteomics Portfolio, Series 2; Pharmaceutical Portfolio, Series 9; Storage & Networking Portfolio Series and Technology Portfolio, Series 12 at the opening of business on March 22, 2000 in conformity with accounting principles generally accepted in the United States.



                                       ERNST & YOUNG LLP


Chicago, Illinois
March 22, 2000

                          Statements of Net Assets

                                 FT 422


                    At the Opening of Business on the
                 Initial Date of Deposit-March 22, 2000


                                                                        Digital
                                                      Biotechnology     Convergence         Fiber Optics      Genomics &
                                                      Select            Select              Select            Proteomics
                                                      Portfolio         Portfolio           Portfolio         Select Portfolio
                                                      Series 3          Series 2            Series 2          Series 2
                                                      __________        ____________        __________        __________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                    $148,487          $148,404            $148,510          $148,699
Less liability for reimbursement to Sponsor
     for organization costs (3)                           (390)             (390)               (390)             (391)
Less liability for deferred sales charge (4)            (3,375)           (3,373)             (3,375)           (3,380)
                                                      ________          ________            ________          ________
Net assets                                            $144,722          $144,641            $144,745          $144,928
                                                      ========          ========            ========          ========
Units outstanding                                       14,999            14,990              15,001            15,020

ANALYSIS OF NET ASSETS
Cost to investors (5)                                 $149,987          $149,903            $150,010          $150,201
Less maximum sales charge (5)                           (4,875)           (4,872)             (4,875)           (4,882)
Less estimated reimbursement to Sponsor
     for organization costs (3)                           (390)             (390)               (390)             (391)
                                                      ________          ________            ________          ________
Net assets                                            $144,722          $144,641            $144,745          $144,928
                                                      ========          ========            ========          ========

______________

See "Notes to Statements of Net Assets" on page 12.

                       Statements of Net Assets

                                 FT 422


                    At the Opening of Business on the
                 Initial Date of Deposit-March 22, 2000


                                                                   Pharmaceutical      Storage &           Technology
                                                                   Select              Networking          Select
                                                                   Portfolio           Select Portfolio    Portfolio
                                                                   Series 3            Series              Series 3
                                                                   ____________        ____________        ____________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                                 $148,379            $148,710            $148,528
Less liability for reimbursement to Sponsor
     for organization costs (3)                                        (390)               (391)               (390)
Less liability for deferred sales charge (4)                         (3,372)             (3,380)             (3,376)
                                                                   ________            ________            ________
Net assets                                                         $144,617            $144,939            $144,762
                                                                   ========            ========            ========
Units outstanding                                                    14,988              15,021              15,003

ANALYSIS OF NET ASSETS
Cost to investors (5)                                              $149,878            $150,212            $150,028
Less maximum sales charge (5)                                        (4,871)             (4,882)             (4,876)
Less estimated reimbursement to Sponsor
     for organization costs (3)                                       (390)               (391)               (390)
                                                                   ________            ________            ________
Net assets                                                         $144,617            $144,939            $144,762
                                                                   ========            ========            ========

______________

See "Notes to Statements of Net Assets" on page 12.

                          Statements of Net Assets

                                 FT 422


                    At the Opening of Business on the
                 Initial Date of Deposit-March 22, 2000


                                                                        Digital              Fiber             Genomics &
                                                    Biotechnology       Convergence          Optics            Proteomics
                                                    Portfolio           Portfolio            Portfolio         Portfolio
                                                    Series 3            Series 2             Series 2          Series 2
                                                    ___________         ____________         __________        __________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                  $148,487            $148,404             $148,510          $148,699
Less liability for reimbursement to Sponsor
     for organization costs (3)                         (337)               (337)                (338)             (338)
Less liability for deferred sales charge (4)          (5,250)             (5,247)              (5,250)           (5,257)
                                                    ________            ________             ________          ________
Net assets                                          $142,900            $142,820             $142,922          $143,104
                                                    ========            ========             ========          ========
Units outstanding                                     14,999              14,990               15,001            15,020

ANALYSIS OF NET ASSETS
Cost to investors (5)                               $149,986            $149,903             $150,010          $150,201
Less maximum sales charge (5)                         (6,749)             (6,746)              (6,750)           (6,759)
Less estimated reimbursement to Sponsor
     for organization costs (3)                         (337)               (337)                (338)             (338)
                                                    ________            ________             ________          ________
Net assets                                          $142,900            $142,820             $142,922          $143,104
                                                    ========            ========             ========          ========

______________

See "Notes to Statements of Net Assets" on page 12.

                        Statements of Net Assets

                                 FT 422


                    At the Opening of Business on the
                 Initial Date of Deposit-March 22, 2000


                                                             Pharmaceutical       Storage &            Technology
                                                             Portfolio            Networking           Portfolio
                                                             Series 9             Portfolio Series     Series 12
                                                             ____________         ____________         ____________
NET ASSETS
Investment in Securities represented
     by purchase contracts (1) (2)                           $148,379             $148,710             $148,528
Less liability for reimbursement to Sponsor
     for organization costs (3)                                  (337)                (338)                (338)
Less liability for deferred sales charge (4)                   (5,246)              (5,257)              (5,251)
                                                             ________             ________             ________
Net assets                                                   $142,796             $143,115             $142,939
                                                             ========             ========             ========
Units outstanding                                              14,988               15,021               15,003

ANALYSIS OF NET ASSETS
Cost to investors (5)                                        $149,877             $150,213             $150,028
Less maximum sales charge (5)                                  (6,744)              (6,760)              (6,751)
Less estimated reimbursement to Sponsor
     for organization costs (3)                                  (337)                (338)                (338)
                                                             ________             ________             ________
Net assets                                                   $142,796             $143,115             $142,939
                                                             ========             ========             ========

_____________

                    NOTES TO STATEMENTS OF NET ASSETS

(1) Aggregate cost of the Securities listed under "Schedule of Investments" for each Trust is based on their aggregate underlying value.

(2) An irrevocable letter of credit issued by The Chase Manhattan Bank, of which $2,800,000 will be allocated among each of the 14 Trusts in FT 422, has been deposited with the Trustee as collateral, covering the monies necessary for the purchase of the Securities according to their purchase contracts.

(3) A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trusts. These costs have been estimated at $.0260 per Unit for each Select Portfolio Series and $.0225 per Unit for each Portfolio Series. A payment will be made at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs of a Trust are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of such Trust.

(4) Represents the amount of mandatory deferred sales charge distributions of $.225 per Unit for each Select Portfolio Series, or $.350 per Unit for each Portfolio Series, payable to us in five equal monthly installments beginning on October 20, 2000 and on the twentieth day of each month thereafter (or if such date is not a business day, on the preceding business day) through February 20, 2001. If you redeem your Units before February 20, 2001 you will have to pay the remaining amount of the deferred sales charge applicable to such Units when you redeem them.

(5) The aggregate cost to investors includes a maximum sales charge (comprised of an initial sales charge and a deferred sales charge) computed at the rate of 3.25% of the Public Offering Price per Unit for each Select Portfolio Series (equivalent to 3.283% of the net amount invested, exclusive of the deferred sales charge) or 4.50% of the Public Offering Price per Unit for each Portfolio Series (equivalent to 4.545% of the net amount invested, exclusive of the deferred sales charge), assuming no reduction of sales charge as set forth under "Public Offering."

                         Schedule of Investments

                Biotechnology Select Portfolio, Series 3
                                 FT 422


                    At the Opening of Business on the
                 Initial Date of Deposit-March 22, 2000


                                                                                  Percentage        Market       Cost of
Number       Ticker Symbol and                                                    of Aggregate      Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price    Share        the Trust (2)
_________    _____________________________________                                _________         ______       _____________
             Biotech
             ________
 31          AFFX       Affymetrix, Inc.                                          3.30%             $158.063     $  4,900
 81          AMGN       Amgen Inc.                                                3.33%               61.125        4,951
220          BCHE       BioChem Pharma Inc. (3)                                   3.33%               22.484        4,946
 63          BGEN       Biogen, Inc.                                              3.31%               78.125        4,922
 71          CORR       COR Therapeutics, Inc.                                    3.35%               70.000        4,970
 50          CRA        Celera Genomics                                           3.37%              100.000        5,000
123          CHIR       Chiron Corporation                                        3.34%               40.313        4,959
109          ENZN       Enzon, Inc.                                               3.34%               45.563        4,966
 29          DNA        Genentech, Inc.                                           3.37%              172.750        5,010
 99          GENZ       Genzyme Corporation (General Division)                    3.32%               49.750        4,925
 54          HGSI       Human Genome Sciences, Inc.                               3.35%               92.047        4,971
 43          IDPH       IDEC Pharmaceuticals Corporation                          3.35%              115.594        4,971
 85          IMNX       Immunex Corporation                                       3.34%               58.313        4,957
 42          INCY       Incyte Pharmaceuticals, Inc.                              3.35%              118.531        4,978
 71          IVGN       Invitrogen Corporation                                    3.35%               70.000        4,970
 31          MEDI       MedImmune, Inc.                                           3.33%              159.375        4,941
 36          MLNM       Millennium Pharmaceuticals, Inc.                          3.32%              137.000        4,932
 51          PDLI       Protein Design Labs, Inc.                                 3.31%               96.313        4,912
 74          TKTX       Transkaryotic Therapies, Inc.                             3.33%               66.750        4,940

             Pharmaceuticals
             _____________
 89          AHP        American Home Products Corporation                        3.34%               55.688        4,956
 54          ADRX       Andrx Corporation                                         3.34%               91.875        4,961
 93          BMY        Bristol-Myers Squibb Company                              3.33%               53.250        4,952
 84          GLX        Glaxo Wellcome Plc (ADR)                                  3.34%               59.000        4,956
 61          JNJ        Johnson & Johnson                                         3.31%               80.625        4,918
 80          LLY        Eli Lilly and Company                                     3.32%               61.688        4,935
 77          MRK        Merck & Co., Inc.                                         3.32%               63.938        4,923
 75          NVTSY      Novartis AG (ADR)                                         3.31%               65.640        4,923
135          PFE        Pfizer Inc.                                               3.34%               36.688        4,953
 44          ROHHY      Roche Holdings AG (ADR)                                   3.33%              112.390        4,945
128          SGP        Schering-Plough Corporation                               3.33%               38.625        4,944
                                                                                 ______                          _________
                              Total Investments                                    100%                          $148,487
                                                                                 ======                         =========

_____________

See "Notes to Schedules of Investments" on page 27.

                           Schedule of Investments

             Digital Convergence Select Portfolio, Series 2
                                 FT 422


At the Opening of Business on the Initial Date of Deposit-March 22, 2000


                                                                                  Percentage       Market       Cost of
Number       Ticker Symbol and                                                    of Aggregate     Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price   Share        the Trust (2)
_________    _____________________________________                                _________        ______       _________
             COMMUNICATIONS
             Communications Equipment
             ______________________
 39          JDSU       JDS Uniphase Corporation                                  3.34%            $127.000     $  4,953
 74          LU         Lucent Technologies Inc.                                  3.34%              67.000        4,958
 38          NT         Nortel Networks Corporation (3)                           3.32%             129.750        4,930
 81          TLAB       Tellabs, Inc.                                             3.35%              61.438        4,976

             Communications Services
             ______________________
 88          T          AT&T Corp.                                                3.32%              55.938        4,923
113          WCOM       MCI WorldCom, Inc.                                        3.34%              43.813        4,951

             Wireless Communications
             ______________________
 50          ERICY      L.M. Ericsson AB (ADR)                                    3.31%              98.375        4,919
 23          NOK        Nokia Oy (ADR)                                            3.30%             212.688        4,892
 37          QCOM       QUALCOMM Incorporated                                     3.36%             134.625        4,981

             ENTERTAINMENT
             Consumer Electronics
             _________________
 27          PHG        Koninklijke (Royal) Philips Electronics N.V. (3)          3.37%             185.000        4,995
 20          SNE        Sony Corporation (ADR)                                    3.30%             245.250        4,905

             Internet Content
             ______________________
 73          AOL        America Online, Inc.                                      3.32%              67.563        4,932
 40          CMGI       CMGI Inc.                                                 3.34%             124.000        4,960
 26          YHOO       Yahoo! Inc.                                               3.36%             191.750        4,985

             Multimedia
             ________________
126          DIS        The Walt Disney Company                                   3.33%              39.188        4,938
 86          VIA/B      Viacom Inc. (Class B)                                     3.35%              57.813        4,972

             TECHNOLOGY
             Computers & Peripherals
             ____________________
 85          DELL       Dell Computer Corporation                                 3.32%              58.000        4,930
 36          EMC        EMC Corporation                                           3.31%             136.500        4,914
 50          SUNW       Sun Microsystems, Inc.                                    3.34%              99.000        4,950

             Internet Software & Services
             _______________________
 32          EXDS       Exodus Communications, Inc.                               3.34%             155.000        4,960
 23          INKT       Inktomi Corporation                                       3.36%             217.000        4,991
 48          MSFT       Microsoft Corporation                                     3.32%             102.750        4,932
 34          PHCM       Phone.com, Inc.                                           3.30%             144.000        4,896
 73          RNWK       RealNetworks, Inc.                                        3.34%              67.938        4,959
 28          VRSN       VeriSign, Inc.                                            3.36%             178.094        4,987

             Networking Products
             _________________
 35          CSCO       Cisco Systems, Inc.                                       3.32%             140.859        4,930
 19          JNPR       Juniper Networks, Inc.                                    3.30%             257.500        4,892

             Semiconductors
             _____________
 36          INTC       Intel Corporation                                         3.36%             138.438        4,984
 24          PMCS       PMC-Sierra, Inc. (3)                                      3.33%             205.938        4,943
 29          TXN        Texas Instruments Incorporated                            3.35%             171.250        4,966
                                                                                 _______                        ________
                              Total Investments                                    100%                         $148,404
                                                                                 ======                         ======

_____________

See "Notes to Schedules of Investments" on page 27.

                           Schedule of Investments

                 Fiber Optics Select Portfolio, Series 2
                                 FT 422


                    At the Opening of Business on the
                 Initial Date of Deposit-March 22, 2000


                                                                                 Percentage       Market       Cost of
Number       Ticker Symbol and                                                   of Aggregate     Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                    Offering Price   Share     the Trust (2)
_________    _____________________________________                               _________        ______       _________
             Communications Services
             ____________________
106          T          AT&T Corp.                                                 4%             $ 55.938     $  5,929
159          ARCC       Allied Riser Communications Corporation                    4%               37.250        5,923
126          GBLX       Global Crossing Ltd. (3)                                   4%               47.188        5,946
 57          LVLT       Level 3 Communications, Inc.                               4%              105.000        5,985
136          WCOM       MCI WorldCom, Inc.                                         4%               43.813        5,959
 67          MFNX       Metromedia Fiber Network, Inc. (Class A)                   4%               88.375        5,921
122          Q          Qwest Communications International Inc.                    4%               48.625        5,932
 75          TWTC       Time Warner Telecom Inc.                                   4%               79.000        5,925
119          WCG        Williams Communications Group, Inc.                        4%               49.938        5,943

             Communications Equipment
             ____________________
108          ADCT       ADC Telecommunications, Inc.                               4%               54.875        5,927
 89          LU         Lucent Technologies Inc.                                   4%               67.000        5,963
 46          NT         Nortel Networks Corporation (3)                            4%              129.750        5,969
 97          TLAB       Tellabs, Inc.                                              4%               61.438        5,959

             Fiber Optics
             __________
 42          CIEN       CIENA Corporation                                          4%              140.688        5,909
 31          GLW        Corning Incorporated                                       4%              193.000        5,983
 69          DIGL       Digital Lightwave, Inc.                                    4%               85.625        5,908
 64          DITC       Ditech Communications Corporation                          4%               92.188        5,900
 48          FNSR       Finisar Corporation                                        4%              123.500        5,928
 58          HLIT       Harmonic Inc.                                              4%              102.938        5,970
 47          JDSU       JDS Uniphase Corporation                                   4%              127.000        5,969
 28          SDLI       SDL, Inc.                                                  4%              211.500        5,922

             Networking Products
             _________________
 42          CSCO       Cisco Systems, Inc.                                        4%              140.859        5,916
 23          JNPR       Juniper Networks, Inc.                                     4%              257.500        5,922
 18          RBAK       Redback Networks Inc.                                      4%              328.938        5,921
 47          SCMR       Sycamore Networks, Inc.                                    4%              127.250        5,981
                                                                                 _______                       _______
                              Total Investments                                  100%                          $148,510
                                                                                 ======                        ======

_____________

See "Notes to Schedules of Investments" on page 27.

                       Schedule of Investments

            Genomics & Proteomics Select Portfolio, Series 2
                                 FT 422


                    At the Opening of Business on the
                 Initial Date of Deposit-March 22, 2000


                                                                                  Percentage       Market      Cost of
Number       Ticker Symbol and                                                    of Aggregate     Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price   Share       the Trust (2)
_________    _____________________________________                                _________        ______      _________

 25          ABGX       Abgenix, Inc.                                             3.39%            $201.375    $  5,034
 31          AFFX       Affymetrix, Inc.                                          3.30%             158.063       4,900
 81          AMGN       Amgen Inc.                                                3.33%              61.125       4,951
 63          BGEN       Biogen, Inc.                                              3.31%              78.125       4,922
 71          CORR       COR Therapeutics, Inc.                                    3.34%              70.000       4,970
 50          CRA        Celera Genomics Group                                     3.36%             100.000       5,000
123          CHIR       Chiron Corporation                                        3.34%              40.313       4,958
 55          CRGN       CuraGen Corporation                                       3.35%              90.625       4,984
 98          EMIS       Emisphere Technologies, Inc.                              3.35%              50.750       4,973
109          ENZN       Enzon, Inc.                                               3.34%              45.563       4,966
125          GLGC       Gene Logic Inc.                                           3.32%              39.500       4,938
 29          DNA        Genentech, Inc.                                           3.37%             172.750       5,010
201          GENE       Genome Therapeutics Corp.                                 3.34%              24.688       4,962
 99          GENZ       Genzyme Corporation (General Division)                    3.31%              49.750       4,925
 87          GILD       Gilead Sciences, Inc.                                     3.33%              56.938       4,954
 54          HGSI       Human Genome Sciences, Inc.                               3.34%              92.047       4,971
 93          HYSQ       Hyseq, Inc.                                               3.32%              53.000       4,929
 43          IDPH       IDEC Pharmaceuticals Corporation                          3.34%             115.594       4,971
 63          IMCL       ImClone Systems Incorporated                              3.33%              78.625       4,953
 85          INMX       Immunex Corporation                                       3.33%              58.313       4,957
 42          INCY       Incyte Pharmaceuticals, Inc.                              3.35%             118.531       4,978
179          LYNX       Lynx Therapeutics, Inc.                                   3.33%              27.625       4,945
 83          MEDX       Medarex, Inc.                                             3.32%              59.484       4,937
 31          MEDI       MedImmune, Inc.                                           3.32%             159.375       4,941
 36          MLNM       Millennium Pharmaceuticals, Inc.                          3.32%             137.000       4,932
 64          MYGN       Myriad Genetics, Inc.                                     3.34%              77.688       4,972
134          NGEN       Nanogen, Inc.                                             3.33%              37.000       4,958
177          NBIX       Neurocrine Biosciences, Inc.                              3.33%              28.000       4,956
 51          PDLI       Protein Design Labs, Inc.                                 3.30%              96.313       4,912
 74          TKTX       Transkaryotic Therapies, Inc.                             3.32%              66.750       4,940
                                                                                 _______                       _______
                              Total Investments                                    100%                        $148,699
                                                                                 ======                        ======

_____________

See "Notes to Schedules of Investments" on page 27.

                       Schedule of Investments

                Pharmaceutical Select Portfolio, Series 3
                                 FT 422


                    At the Opening of Business on the
                 Initial Date of Deposit-March 22, 2000


                                                                                 Percentage        Market       Cost of
Number       Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________    _____________________________________                               _________         ______       _________
220          ABT        Abbott Laboratories                                        5%              $ 33.688     $  7,411
121          AMGN       Amgen Inc.                                                 5%                61.125        7,396
 81          ADRX       Andrx Corporation                                          5%                91.875        7,442
 95          BGEN       Biogen, Inc.                                               5%                78.125        7,422
139          BMY        Bristol-Myers Squibb Company                               5%                53.250        7,402
106          CORR       COR Therapeutics, Inc.                                     5%                70.000        7,420
184          CHIR       Chiron Corporation                                         5%                40.313        7,418
173          ELN        Elan Corporation Plc (ADR)                                 5%                42.938        7,428
149          GENZ       Genzyme Corporation (General Division)                     5%                49.750        7,413
126          GLX        Glaxo Wellcome Plc (ADR)                                   5%                59.000        7,434
 64          IDPH       IDEC Pharmaceuticals Corporation                           5%               115.594        7,398
127          IMNX       Immunex Corporation                                        5%                58.313        7,406
 92          JNJ        Johnson & Johnson                                          5%                80.625        7,417
120          LLY        Eli Lilly and Company                                      5%                61.688        7,402
 47          MEDI       MedImmune, Inc.                                            5%               159.375        7,491
116          MRK        Merck & Co., Inc.                                          5%                63.938        7,417
113          NVTSY      Novartis AG (ADR)                                          5%                65.640        7,417
202          PFE        Pfizer Inc.                                                5%                36.688        7,411
 66          ROHHY      Roche Holdings AG (ADR)                                    5%               112.390        7,418
192          SGP        Schering-Plough Corporation                                5%                38.625        7,416
                                                                                 _______                        ________
                              Total Investments                                  100%                           $148,379
                                                                                 ======                         ========

_____________

See "Notes to Schedules of Investments" on page 27.

                          Schedule of Investments

              Storage & Networking Select Portfolio Series
                                 FT 422


                    At the Opening of Business on the
                 Initial Date of Deposit-March 22, 2000


                                                                                  Percentage       Market       Cost of
Number     Ticker Symbol and                                                      of Aggregate     Value per   Securities to
of Shares  Name of Issuer of Securities (1)                                       Offering Price   Share     the Trust (2)
______     _____________________________________                                  _________        ______       _________
           Computers & Peripherals
           ___________________
163        CPQ        Compaq Computer Corporation                                 3.34%            $ 30.438     $  4,961
 85        DELL       Dell Computer Corporation                                   3.31%              58.000        4,930
 35        HWP        Hewlett-Packard Company                                     3.34%             141.875        4,966
 44        IBM        International Business Machines Corporation                 3.36%             113.438        4,991
 50        SUNW       Sun Microsystems, Inc.                                      3.33%              99.000        4,950

           Networking Products
           ________________
 77        COMS       3Com Corporation                                            3.32%              64.109        4,936
109        ADPT       Adaptec, Inc.                                               3.33%              45.375        4,946
 32        BRCD       Brocade Communications Systems, Inc.                        3.33%             154.625        4,948
 35        CSCO       Cisco Systems, Inc.                                         3.31%             140.859        4,930
 46        CRDS       Crossroads Systems, Inc.                                    3.35%             108.375        4,985
 25        EMLX       Emulex Corporation                                          3.40%             202.000        5,050
 44        EXTR       Extreme Networks, Inc.                                      3.34%             112.750        4,961
 33        FDRY       Foundry Networks, Inc.                                      3.37%             152.000        5,016
 87        JNIC       JNI Corp.                                                   3.33%              57.000        4,959
 19        JNPR       Juniper Networks, Inc.                                      3.29%             257.500        4,893
 27        NTAP       Network Appliance, Inc.                                     3.38%             186.250        5,029
 15        RBAK       Redback Networks Inc.                                       3.32%             328.938        4,934
 74        VNWK       Visual Networks, Inc.                                       3.35%              67.250        4,976

           Semiconductors
           _____________
 36        INTC       Intel Corporation                                           3.35%             138.438        4,984
 32        QLGC       QLogic Corporation                                          3.36%             155.938        4,990

           Storage
           _______
115        ADIC       Advanced Digital Information Corporation                    3.32%              43.000        4,945
 36        EMC        EMC Corporation                                             3.30%             136.500        4,914
 76        SEG        Seagate Technology, Inc.                                    3.33%              65.188        4,954
 33        VRTS       VERITAS Software Corporation                                3.30%             148.563        4,903

           Software
           _______
 70        BVSN       BroadVision, Inc.                                           3.34%              71.000        4,970
 22        CHKP       Check Point Software Technologies Ltd. (3)                  3.31%             223.500        4,917
 32        EXDS       Exodus Communications, Inc.                                 3.33%             155.000        4,960
134        LGTO       Legato Systems, Inc.                                        3.33%              37.000        4,958
 48        MSFT       Microsoft Corporation                                       3.32%             102.750        4,932
 61        ORCL       Oracle Corporation                                          3.31%              80.688        4,922
                                                                                 _______                        _______
                            Total Investments                                      100%                         $148,710
                                                                                 ======                         ======

_____________

See "Notes to Schedules of Investments" on page 27.

                        Schedule of Investments

                  Technology Select Portfolio, Series 3
                                 FT 422


At the Opening of Business on the Initial Date of Deposit-March 22, 2000


                                                                                  Percentage       Market       Cost of
Number       Ticker Symbol and                                                    of Aggregate     Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price   Share        the Trust (2)
_________    _____________________________________                                _________        ______       _________
             Communications Equipment
             _____________________
 90          ADCT       ADC Telecommunications, Inc.                              3.33%            $ 54.875     $  4,939
 39          JDSU       JDS Uniphase Corporation                                  3.34%             127.000        4,953
 74          LU         Lucent Technologies Inc.                                  3.34%              67.000        4,958
 23          NOK        Nokia Oy (ADR)                                            3.29%             212.688        4,892
 37          QCOM       QUALCOMM Incorporated                                     3.35%             134.625        4,981
 81          TLAB       Tellabs, Inc.                                             3.35%              61.438        4,976

             Computers & Peripherals
             _____________________
 85          DELL       Dell Computer Corporation                                 3.32%              58.000        4,930
 36          EMC        EMC Corporation                                           3.31%             136.500        4,914
 78          GTW        Gateway Inc.                                              3.33%              63.438        4,948
 35          HWP        Hewlett-Packard Company                                   3.34%             141.875        4,966
 44          IBM        International Business Machines Corporation               3.36%             113.438        4,991
 76          SEG        Seagate Technology, Inc.                                  3.34%              65.188        4,954
116          SLR        Solectron Corporation                                     3.32%              42.563        4,937
 50          SUNW       Sun Microsystems, Inc.                                    3.33%              99.000        4,950

             Computer Software & Services
             _____________________
 91          BMCS       BMC Software, Inc.                                        3.34%              54.563        4,965
 22          CHKP       Check Point Software Technologies Ltd. (3)                3.31%             223.500        4,917
 48          MSFT       Microsoft Corporation                                     3.32%             102.750        4,932
 61          ORCL       Oracle Corporation                                        3.31%              80.688        4,922
 38          SEBL       Siebel Systems, Inc.                                      3.30%             129.125        4,907

             Networking Products
             _____________________
 77          COMS       3Com Corporation                                          3.32%              64.109        4,936
 35          CSCO       Cisco Systems, Inc.                                       3.32%             140.859        4,930

             Semiconductor Equipment
             _____________________
 51          AMAT       Applied Materials, Inc.                                   3.37%              98.000        4,998
 80          NVLS       Novellus Systems, Inc.                                    3.33%              61.750        4,940

             Semiconductors
             ______________
 57          ALTR       Altera Corporation                                        3.35%              87.250        4,973
 36          INTC       Intel Corporation                                         3.36%             138.438        4,984
 78          NSM        National Semiconductor Corporation                        3.34%              63.625        4,963
 24          PMCS       PMC-Sierra, Inc. (3)                                      3.33%             205.938        4,943
 25          STM        STMicroelectronics N.V. (3)                               3.39%             201.500        5,038
 29          TXN        Texas Instruments Incorporated                            3.34%             171.250        4,966
 56          VTSS       Vitesse Semiconductor Corporation                         3.32%              87.938        4,925
                                                                                 _______                        ________
                                Total Investments                                  100%                         $148,528
                                                                                 ======                         ======

_____________

See "Notes to Schedules of Investments" on page 27.

                         Schedule of Investments

                   Biotechnology Portfolio, Series 3
                                 FT 422


                    At the Opening of Business on the
                 Initial Date of Deposit-March 22, 2000


                                                                                  Percentage        Market       Cost of
Number       Ticker Symbol and                                                    of Aggregate      Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price    Share        the Trust (2)
_________    _____________________________________                                _________         ______       _____________
             Biotech
             ________
 31          AFFX       Affymetrix, Inc.                                          3.30%             $158.063     $  4,900
 81          AMGN       Amgen Inc.                                                3.33%               61.125        4,951
220          BCHE       BioChem Pharma Inc. (3)                                   3.33%               22.484        4,946
 63          BGEN       Biogen, Inc.                                              3.31%               78.125        4,922
 71          CORR       COR Therapeutics, Inc.                                    3.35%               70.000        4,970
 50          CRA        Celera Genomics                                           3.37%              100.000        5,000
123          CHIR       Chiron Corporation                                        3.34%               40.313        4,959
109          ENZN       Enzon, Inc.                                               3.34%               45.563        4,966
 29          DNA        Genentech, Inc.                                           3.37%              172.750        5,010
 99          GENZ       Genzyme Corporation (General Division)                    3.32%               49.750        4,925
 54          HGSI       Human Genome Sciences, Inc.                               3.35%               92.047        4,971
 43          IDPH       IDEC Pharmaceuticals Corporation                          3.35%              115.594        4,971
 85          IMNX       Immunex Corporation                                       3.34%               58.313        4,957
 42          INCY       Incyte Pharmaceuticals, Inc.                              3.35%              118.531        4,978
 71          IVGN       Invitrogen Corporation                                    3.35%               70.000        4,970
 31          MEDI       MedImmune, Inc.                                           3.33%              159.375        4,941
 36          MLNM       Millennium Pharmaceuticals, Inc.                          3.32%              137.000        4,932
 51          PDLI       Protein Design Labs, Inc.                                 3.31%               96.313        4,912
 74          TKTX       Transkaryotic Therapies, Inc.                             3.33%               66.750        4,940

             Pharmaceuticals
             _____________
 89          AHP        American Home Products Corporation                        3.34%               55.688        4,956
 54          ADRX       Andrx Corporation                                         3.34%               91.875        4,961
 93          BMY        Bristol-Myers Squibb Company                              3.33%               53.250        4,952
 84          GLX        Glaxo Wellcome Plc (ADR)                                  3.34%               59.000        4,956
 61          JNJ        Johnson & Johnson                                         3.31%               80.625        4,918
 80          LLY        Eli Lilly and Company                                     3.32%               61.688        4,935
 77          MRK        Merck & Co., Inc.                                         3.32%               63.938        4,923
 75          NVTSY      Novartis AG (ADR)                                         3.31%               65.640        4,923
135          PFE        Pfizer Inc.                                               3.34%               36.688        4,953
 44          ROHHY      Roche Holdings AG (ADR)                                   3.33%              112.390        4,945
128          SGP        Schering-Plough Corporation                               3.33%               38.625        4,944
                                                                                 ______                          _________
                              Total Investments                                    100%                          $148,487
                                                                                 ======                         =========

_____________

See "Notes to Schedules of Investments" on page 27.

                           Schedule of Investments

                   Digital Convergence Portfolio, Series 2
                                 FT 422


At the Opening of Business on the Initial Date of Deposit-March 22, 2000


                                                                                  Percentage       Market       Cost of
Number       Ticker Symbol and                                                    of Aggregate     Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price   Share        the Trust (2)
_________    _____________________________________                                _________        ______       _________
             COMMUNICATIONS
             Communications Equipment
             ______________________
 39          JDSU       JDS Uniphase Corporation                                  3.34%            $127.000     $  4,953
 74          LU         Lucent Technologies Inc.                                  3.34%              67.000        4,958
 38          NT         Nortel Networks Corporation (3)                           3.32%             129.750        4,930
 81          TLAB       Tellabs, Inc.                                             3.35%              61.438        4,976

             Communications Services
             ______________________
 88          T          AT&T Corp.                                                3.32%              55.938        4,923
113          WCOM       MCI WorldCom, Inc.                                        3.34%              43.813        4,951

             Wireless Communications
             ______________________
 50          ERICY      L.M. Ericsson AB (ADR)                                    3.31%              98.375        4,919
 23          NOK        Nokia Oy (ADR)                                            3.30%             212.688        4,892
 37          QCOM       QUALCOMM Incorporated                                     3.36%             134.625        4,981

             ENTERTAINMENT
             Consumer Electronics
             _________________
 27          PHG        Koninklijke (Royal) Philips Electronics N.V. (3)          3.37%             185.000        4,995
 20          SNE        Sony Corporation (ADR)                                    3.30%             245.250        4,905

             Internet Content
             ______________________
 73          AOL        America Online, Inc.                                      3.32%              67.563        4,932
 40          CMGI       CMGI Inc.                                                 3.34%             124.000        4,960
 26          YHOO       Yahoo! Inc.                                               3.36%             191.750        4,985

             Multimedia
             ________________
126          DIS        The Walt Disney Company                                   3.33%              39.188        4,938
 86          VIA/B      Viacom Inc. (Class B)                                     3.35%              57.813        4,972

             TECHNOLOGY
             Computers & Peripherals
             ____________________
 85          DELL       Dell Computer Corporation                                 3.32%              58.000        4,930
 36          EMC        EMC Corporation                                           3.31%             136.500        4,914
 50          SUNW       Sun Microsystems, Inc.                                    3.34%              99.000        4,950

             Internet Software & Services
             _______________________
 32          EXDS       Exodus Communications, Inc.                               3.34%             155.000        4,960
 23          INKT       Inktomi Corporation                                       3.36%             217.000        4,991
 48          MSFT       Microsoft Corporation                                     3.32%             102.750        4,932
 34          PHCM       Phone.com, Inc.                                           3.30%             144.000        4,896
 73          RNWK       RealNetworks, Inc.                                        3.34%              67.938        4,959
 28          VRSN       VeriSign, Inc.                                            3.36%             178.094        4,987

             Networking Products
             _________________
 35          CSCO       Cisco Systems, Inc.                                       3.32%             140.859        4,930
 19          JNPR       Juniper Networks, Inc.                                    3.30%             257.500        4,892

             Semiconductors
             _____________
 36          INTC       Intel Corporation                                         3.36%             138.438        4,984
 24          PMCS       PMC-Sierra, Inc. (3)                                      3.33%             205.938        4,943
 29          TXN        Texas Instruments Incorporated                            3.35%             171.250        4,966
                                                                                 _______                        ________
                              Total Investments                                    100%                         $148,404
                                                                                 ======                         ======

_____________

See "Notes to Schedules of Investments" on page 27.

                           Schedule of Investments

                     Fiber Optics Portfolio, Series 2
                                 FT 422


                    At the Opening of Business on the
                 Initial Date of Deposit-March 22, 2000


                                                                                 Percentage       Market       Cost of
Number       Ticker Symbol and                                                   of Aggregate     Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                    Offering Price   Share     the Trust (2)
_________    _____________________________________                               _________        ______       _________
             Communications Services
             ____________________
106          T          AT&T Corp.                                                 4%             $ 55.938     $  5,929
159          ARCC       Allied Riser Communications Corporation                    4%               37.250        5,923
126          GBLX       Global Crossing Ltd. (3)                                   4%               47.188        5,946
 57          LVLT       Level 3 Communications, Inc.                               4%              105.000        5,985
136          WCOM       MCI WorldCom, Inc.                                         4%               43.813        5,959
 67          MFNX       Metromedia Fiber Network, Inc. (Class A)                   4%               88.375        5,921
122          Q          Qwest Communications International Inc.                    4%               48.625        5,932
 75          TWTC       Time Warner Telecom Inc.                                   4%               79.000        5,925
119          WCG        Williams Communications Group, Inc.                        4%               49.938        5,943

             Communications Equipment
             ____________________
108          ADCT       ADC Telecommunications, Inc.                               4%               54.875        5,927
 89          LU         Lucent Technologies Inc.                                   4%               67.000        5,963
 46          NT         Nortel Networks Corporation (3)                            4%              129.750        5,969
 97          TLAB       Tellabs, Inc.                                              4%               61.438        5,959

             Fiber Optics
             __________
 42          CIEN       CIENA Corporation                                          4%              140.688        5,909
 31          GLW        Corning Incorporated                                       4%              193.000        5,983
 69          DIGL       Digital Lightwave, Inc.                                    4%               85.625        5,908
 64          DITC       Ditech Communications Corporation                          4%               92.188        5,900
 48          FNSR       Finisar Corporation                                        4%              123.500        5,928
 58          HLIT       Harmonic Inc.                                              4%              102.938        5,970
 47          JDSU       JDS Uniphase Corporation                                   4%              127.000        5,969
 28          SDLI       SDL, Inc.                                                  4%              211.500        5,922

             Networking Products
             _________________
 42          CSCO       Cisco Systems, Inc.                                        4%              140.859        5,916
 23          JNPR       Juniper Networks, Inc.                                     4%              257.500        5,922
 18          RBAK       Redback Networks Inc.                                      4%              328.938        5,921
 47          SCMR       Sycamore Networks, Inc.                                    4%              127.250        5,981
                                                                                 _______                       _______
                              Total Investments                                  100%                          $148,510
                                                                                 ======                        ======

_____________

See "Notes to Schedules of Investments" on page 27.

                       Schedule of Investments

                Genomics & Proteomics Portfolio, Series 2
                                 FT 422


                    At the Opening of Business on the
                 Initial Date of Deposit-March 22, 2000


                                                                                  Percentage       Market      Cost of
Number       Ticker Symbol and                                                    of Aggregate     Value per   Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price   Share       the Trust (2)
_________    _____________________________________                                _________        ______      _________

 25          ABGX       Abgenix, Inc.                                             3.39%            $201.375    $  5,034
 31          AFFX       Affymetrix, Inc.                                          3.30%             158.063       4,900
 81          AMGN       Amgen Inc.                                                3.33%              61.125       4,951
 63          BGEN       Biogen, Inc.                                              3.31%              78.125       4,922
 71          CORR       COR Therapeutics, Inc.                                    3.34%              70.000       4,970
 50          CRA        Celera Genomics Group                                     3.36%             100.000       5,000
123          CHIR       Chiron Corporation                                        3.34%              40.313       4,958
 55          CRGN       CuraGen Corporation                                       3.35%              90.625       4,984
 98          EMIS       Emisphere Technologies, Inc.                              3.35%              50.750       4,973
109          ENZN       Enzon, Inc.                                               3.34%              45.563       4,966
125          GLGC       Gene Logic Inc.                                           3.32%              39.500       4,938
 29          DNA        Genentech, Inc.                                           3.37%             172.750       5,010
201          GENE       Genome Therapeutics Corp.                                 3.34%              24.688       4,962
 99          GENZ       Genzyme Corporation (General Division)                    3.31%              49.750       4,925
 87          GILD       Gilead Sciences, Inc.                                     3.33%              56.938       4,954
 54          HGSI       Human Genome Sciences, Inc.                               3.34%              92.047       4,971
 93          HYSQ       Hyseq, Inc.                                               3.32%              53.000       4,929
 43          IDPH       IDEC Pharmaceuticals Corporation                          3.34%             115.594       4,971
 63          IMCL       ImClone Systems Incorporated                              3.33%              78.625       4,953
 85          INMX       Immunex Corporation                                       3.33%              58.313       4,957
 42          INCY       Incyte Pharmaceuticals, Inc.                              3.35%             118.531       4,978
179          LYNX       Lynx Therapeutics, Inc.                                   3.33%              27.625       4,945
 83          MEDX       Medarex, Inc.                                             3.32%              59.484       4,937
 31          MEDI       MedImmune, Inc.                                           3.32%             159.375       4,941
 36          MLNM       Millennium Pharmaceuticals, Inc.                          3.32%             137.000       4,932
 64          MYGN       Myriad Genetics, Inc.                                     3.34%              77.688       4,972
134          NGEN       Nanogen, Inc.                                             3.33%              37.000       4,958
177          NBIX       Neurocrine Biosciences, Inc.                              3.33%              28.000       4,956
 51          PDLI       Protein Design Labs, Inc.                                 3.30%              96.313       4,912
 74          TKTX       Transkaryotic Therapies, Inc.                             3.32%              66.750       4,940
                                                                                 _______                       _______
                              Total Investments                                    100%                        $148,699
                                                                                 ======                        ======

_____________

See "Notes to Schedules of Investments" on page 27.

                       Schedule of Investments

                     Pharmaceutical Portfolio, Series 9
                                 FT 422


                    At the Opening of Business on the
                 Initial Date of Deposit-March 22, 2000


                                                                                 Percentage        Market       Cost of
Number       Ticker Symbol and                                                   of Aggregate      Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                    Offering Price    Share        the Trust (2)
_________    _____________________________________                               _________         ______       _________
220          ABT        Abbott Laboratories                                        5%              $ 33.688     $  7,411
121          AMGN       Amgen Inc.                                                 5%                61.125        7,396
 81          ADRX       Andrx Corporation                                          5%                91.875        7,442
 95          BGEN       Biogen, Inc.                                               5%                78.125        7,422
139          BMY        Bristol-Myers Squibb Company                               5%                53.250        7,402
106          CORR       COR Therapeutics, Inc.                                     5%                70.000        7,420
184          CHIR       Chiron Corporation                                         5%                40.313        7,418
173          ELN        Elan Corporation Plc (ADR)                                 5%                42.938        7,428
149          GENZ       Genzyme Corporation (General Division)                     5%                49.750        7,413
126          GLX        Glaxo Wellcome Plc (ADR)                                   5%                59.000        7,434
 64          IDPH       IDEC Pharmaceuticals Corporation                           5%               115.594        7,398
127          IMNX       Immunex Corporation                                        5%                58.313        7,406
 92          JNJ        Johnson & Johnson                                          5%                80.625        7,417
120          LLY        Eli Lilly and Company                                      5%                61.688        7,402
 47          MEDI       MedImmune, Inc.                                            5%               159.375        7,491
116          MRK        Merck & Co., Inc.                                          5%                63.938        7,417
113          NVTSY      Novartis AG (ADR)                                          5%                65.640        7,417
202          PFE        Pfizer Inc.                                                5%                36.688        7,411
 66          ROHHY      Roche Holdings AG (ADR)                                    5%               112.390        7,418
192          SGP        Schering-Plough Corporation                                5%                38.625        7,416
                                                                                 _______                        ________
                              Total Investments                                  100%                           $148,379
                                                                                 ======                         ========

_____________

See "Notes to Schedules of Investments" on page 27.

                          Schedule of Investments

                    Storage & Networking Portfolio Series
                                 FT 422


                    At the Opening of Business on the
                 Initial Date of Deposit-March 22, 2000


                                                                                  Percentage       Market       Cost of
Number     Ticker Symbol and                                                      of Aggregate     Value per   Securities to
of Shares  Name of Issuer of Securities (1)                                       Offering Price   Share     the Trust (2)
______     _____________________________________                                  _________        ______       _________
           Computers & Peripherals
           ___________________
163        CPQ        Compaq Computer Corporation                                 3.34%            $ 30.438     $  4,961
 85        DELL       Dell Computer Corporation                                   3.31%              58.000        4,930
 35        HWP        Hewlett-Packard Company                                     3.34%             141.875        4,966
 44        IBM        International Business Machines Corporation                 3.36%             113.438        4,991
 50        SUNW       Sun Microsystems, Inc.                                      3.33%              99.000        4,950

           Networking Products
           ________________
 77        COMS       3Com Corporation                                            3.32%              64.109        4,936
109        ADPT       Adaptec, Inc.                                               3.33%              45.375        4,946
 32        BRCD       Brocade Communications Systems, Inc.                        3.33%             154.625        4,948
 35        CSCO       Cisco Systems, Inc.                                         3.31%             140.859        4,930
 46        CRDS       Crossroads Systems, Inc.                                    3.35%             108.375        4,985
 25        EMLX       Emulex Corporation                                          3.40%             202.000        5,050
 44        EXTR       Extreme Networks, Inc.                                      3.34%             112.750        4,961
 33        FDRY       Foundry Networks, Inc.                                      3.37%             152.000        5,016
 87        JNIC       JNI Corp.                                                   3.33%              57.000        4,959
 19        JNPR       Juniper Networks, Inc.                                      3.29%             257.500        4,893
 27        NTAP       Network Appliance, Inc.                                     3.38%             186.250        5,029
 15        RBAK       Redback Networks Inc.                                       3.32%             328.938        4,934
 74        VNWK       Visual Networks, Inc.                                       3.35%              67.250        4,976

           Semiconductors
           _____________
 36        INTC       Intel Corporation                                           3.35%             138.438        4,984
 32        QLGC       QLogic Corporation                                          3.36%             155.938        4,990

           Storage
           _______
115        ADIC       Advanced Digital Information Corporation                    3.32%              43.000        4,945
 36        EMC        EMC Corporation                                             3.30%             136.500        4,914
 76        SEG        Seagate Technology, Inc.                                    3.33%              65.188        4,954
 33        VRTS       VERITAS Software Corporation                                3.30%             148.563        4,903

           Software
           _______
 70        BVSN       BroadVision, Inc.                                           3.34%              71.000        4,970
 22        CHKP       Check Point Software Technologies Ltd. (3)                  3.31%             223.500        4,917
 32        EXDS       Exodus Communications, Inc.                                 3.33%             155.000        4,960
134        LGTO       Legato Systems, Inc.                                        3.33%              37.000        4,958
 48        MSFT       Microsoft Corporation                                       3.32%             102.750        4,932
 61        ORCL       Oracle Corporation                                          3.31%              80.688        4,922
                                                                                 _______                        _______
                            Total Investments                                      100%                         $148,710
                                                                                 ======                         ======

_____________

See "Notes to Schedules of Investments" on page 27.

                        Schedule of Investments

                     Technology Portfolio, Series 12
                                 FT 422


At the Opening of Business on the Initial Date of Deposit-March 22, 2000


                                                                                  Percentage       Market       Cost of
Number       Ticker Symbol and                                                    of Aggregate     Value per    Securities to
of Shares    Name of Issuer of Securities (1)                                     Offering Price   Share        the Trust (2)
_________    _____________________________________                                _________        ______       _________
             Communications Equipment
             _____________________
 90          ADCT       ADC Telecommunications, Inc.                              3.33%            $ 54.875     $  4,939
 39          JDSU       JDS Uniphase Corporation                                  3.34%             127.000        4,953
 74          LU         Lucent Technologies Inc.                                  3.34%              67.000        4,958
 23          NOK        Nokia Oy (ADR)                                            3.29%             212.688        4,892
 37          QCOM       QUALCOMM Incorporated                                     3.35%             134.625        4,981
 81          TLAB       Tellabs, Inc.                                             3.35%              61.438        4,976

             Computers & Peripherals
             _____________________
 85          DELL       Dell Computer Corporation                                 3.32%              58.000        4,930
 36          EMC        EMC Corporation                                           3.31%             136.500        4,914
 78          GTW        Gateway Inc.                                              3.33%              63.438        4,948
 35          HWP        Hewlett-Packard Company                                   3.34%             141.875        4,966
 44          IBM        International Business Machines Corporation               3.36%             113.438        4,991
 76          SEG        Seagate Technology, Inc.                                  3.34%              65.188        4,954
116          SLR        Solectron Corporation                                     3.32%              42.563        4,937
 50          SUNW       Sun Microsystems, Inc.                                    3.33%              99.000        4,950

             Computer Software & Services
             _____________________
 91          BMCS       BMC Software, Inc.                                        3.34%              54.563        4,965
 22          CHKP       Check Point Software Technologies Ltd. (3)                3.31%             223.500        4,917
 48          MSFT       Microsoft Corporation                                     3.32%             102.750        4,932
 61          ORCL       Oracle Corporation                                        3.31%              80.688        4,922
 38          SEBL       Siebel Systems, Inc.                                      3.30%             129.125        4,907

             Networking Products
             _____________________
 77          COMS       3Com Corporation                                          3.32%              64.109        4,936
 35          CSCO       Cisco Systems, Inc.                                       3.32%             140.859        4,930

             Semiconductor Equipment
             _____________________
 51          AMAT       Applied Materials, Inc.                                   3.37%              98.000        4,998
 80          NVLS       Novellus Systems, Inc.                                    3.33%              61.750        4,940

             Semiconductors
             ______________
 57          ALTR       Altera Corporation                                        3.35%              87.250        4,973
 36          INTC       Intel Corporation                                         3.36%             138.438        4,984
 78          NSM        National Semiconductor Corporation                        3.34%              63.625        4,963
 24          PMCS       PMC-Sierra, Inc. (3)                                      3.33%             205.938        4,943
 25          STM        STMicroelectronics N.V. (3)                               3.39%             201.500        5,038
 29          TXN        Texas Instruments Incorporated                            3.34%             171.250        4,966
 56          VTSS       Vitesse Semiconductor Corporation                         3.32%              87.938        4,925
                                                                                 _______                        ________
                                Total Investments                                  100%                         $148,528
                                                                                 ======                         ======

_____________

See "Notes to Schedules of Investments" on page 27.

Page 26


                    NOTES TO SCHEDULES OF INVESTMENTS

(1)All Securities are represented by regular way contracts to purchase such Securities which are backed by an irrevocable letter of credit deposited with the Trustee. We entered into purchase contracts for the Securities on March 22, 2000. Each Select Portfolio Series has a Mandatory Termination Date of September 24, 2001. Each Portfolio Series has a Mandatory Termination Date of March 15, 2005.

(2)The cost of the Securities to a Trust represents the aggregate underlying value with respect to the Securities acquired (generally determined by the closing sale prices of the listed Securities and the ask prices of the over-the-counter traded Securities at the Evaluation Time on the business day preceding the Initial Date of Deposit). The valuation of the Securities has been determined by the Evaluator, an affiliate of ours. The cost of the Securities to us and our loss (which is the difference between the cost of the Securities to us and the cost of the Securities to a Trust) are set forth below:

                                                          Cost of
                                                          Securities       Profit
                                                          to Sponsor       (Loss)
                                                          _________        _______
Biotechnology Select Portfolio, Series 3                  $151,981         $(3,494)
Digital Convergence Select Portfolio, Series 2             149,618          (1,214)
Fiber Optics Select Portfolio, Series 2                    150,494          (1,984)
Genomics & Proteomics Select Portfolio, Series 2           155,874          (7,175)
Pharmaceutical Select Portfolio, Series 3                  150,283          (1,904)
Storage & Networking Select Portfolio Series               150,815          (2,105)
Technology Select Portfolio, Series 3                      149,073            (545)
Biotechnology Portfolio, Series 3                          151,981          (3,494)
Digital Convergence Portfolio, Series 2                    149,618          (1,214)
Fiber Optics Portfolio, Series 2                           150,494          (1,984)
Genomics & Proteomics Portfolio, Series 2                  155,874          (7,175)
Pharmaceutical Portfolio, Series 9                         150,283          (1,904)
Storage & Networking Portfolio Series                      150,815          (2,105)
Technology Portfolio, Series 12                            149,073            (545)

(3)This Security represents the common stock of a foreign company which trades directly on a U.S. national securities exchange.

                      The FT Series

The FT Series Defined.

We, Nike Securities L.P. (the "Sponsor"), have created hundreds of similar yet separate series of a unit investment trust which we have named the FT Series. The series to which this prospectus relates, FT 422, consists of 14 separate portfolios set forth below:

- Biotechnology Select Portfolio, Series 3
- Digital Convergence Select Portfolio, Series 2
- Fiber Optics Select Portfolio, Series 2
- Genomics & Proteomics Select Portfolio, Series 2
- Pharmaceutical Select Portfolio, Series 3
- Storage & Networking Select Portfolio Series
- Technology Select Portfolio, Series 3
- Biotechnology Portfolio, Series 3
- Digital Convergence Portfolio, Series 2
- Fiber Optics Portfolio, Series 2
- Genomics & Proteomics Portfolio, Series 2
- Pharmaceutical Portfolio, Series 9
- Storage & Networking Portfolio Series
- Technology Portfolio, Series 12

YOU MAY GET MORE SPECIFIC DETAILS CONCERNING THE NATURE, STRUCTURE AND RISKS OF THIS PRODUCT IN AN "INFORMATION SUPPLEMENT" BY CALLING THE TRUSTEE AT 1-800-682-7520.

Mandatory Termination Date.

Each Trust will terminate on the Mandatory Termination Date set forth in the "Summary of Essential Information" for each Trust. Each Trust was created under the laws of the State of New York by a Trust Agreement (the "Indenture") dated the Initial Date of Deposit. This agreement, entered into among Nike Securities L.P., as Sponsor, The Chase Manhattan Bank as Trustee and First Trust Advisors L.P. as Portfolio Supervisor and Evaluator, governs the operation of the Trusts.

How We Created the Trusts.

On the Initial Date of Deposit, we deposited portfolios of common stocks with the Trustee and in turn, the Trustee delivered documents to us representing our ownership of the Trusts in the form of units ("Units").

With our deposit of Securities on the Initial Date of Deposit we established a percentage relationship among the Securities in each Trust's portfolio, as stated under "Schedule of Investments" for each Trust. After the Initial Date of Deposit, we may deposit additional Securities in the Trusts, or cash (including a letter of credit) with instructions to buy more Securities to create new Units for sale. If we create additional Units, we will attempt, to the extent practicable, to maintain the percentage relationship established among the Securities on the Initial Date of Deposit, and not the percentage relationship existing on the day we are creating new Units, since the two may differ. This difference may be due to the sale, redemption or liquidation of any of the Securities.

Since the prices of the Securities will fluctuate daily, the ratio of Securities in the Trusts, on a market value basis, will also change daily. The portion of Securities represented by each Unit will not change as a result of the deposit of additional Securities or cash in a Trust. If we deposit cash, you and new investors may experience a dilution of your investment. This is because prices of Securities will fluctuate between the time of the cash deposit and the purchase of the Securities, and because the Trusts pay the associated brokerage fees. To reduce this dilution, the Trusts will try to buy the Securities as close to the Evaluation Time and as close to the evaluation price as possible.

An affiliate of the Trustee may receive these brokerage fees or the Trustee may retain and pay us (or our affiliate) to act as agent for the Trusts to buy Securities. If we or an affiliate of ours act as agent to the Trusts, we will be subject to the restrictions under the Investment Company Act of 1940, as amended.

We cannot guarantee that a Trust will keep its present size and composition for any length of time. Securities may periodically be sold under certain circumstances, and the proceeds from these sales will be used to meet Trust obligations or distributed to Unit holders, but will not be reinvested. However, Securities will not be sold to take advantage of market fluctuations or changes in anticipated rates of appreciation or depreciation, or if they no longer meet the criteria by which they were selected. You will not be able to dispose of or vote any of the Securities in the Trusts. As the holder of the Securities, the Trustee will vote all of the Securities and will do so based on our instructions.

Neither we nor the Trustee will be liable for a failure in any of the Securities. However, if a contract for the purchase of any of the Securities initially deposited in a Trust fails, unless we can purchase substitute Securities ("Replacement Securities"), we will refund to you that portion of the purchase price and sales charge resulting from the failed contract on the next Income Distribution Date. Any Replacement Security a Trust acquires will be identical to those from the failed contract.

                       Portfolios

Objectives.

The objective of each Trust is to provide investors with the potential for above-average capital appreciation through an investment in a diversified portfolio of common stocks of companies in the sector or investment focus for which the Trust is named. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trusts have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts. Each Select Portfolio Series has an expected maturity of approximately 18 months whereas each Portfolio Series has an expected maturity of approximately five years.

Biotechnology Select Portfolio, Series 3 and Biotechnology Portfolio, Series 3 each consist of a portfolio of common stocks of biotechnology companies. A diversified portfolio helps to offset the risks normally associated with such an investment, although it does not eliminate them entirely. The companies selected for the Trust have been researched and evaluated using database screening techniques, fundamental analysis, and the judgment of the Sponsor's research analysts.

The biotechnology industry was founded in the seventies and successfully launched its first products in the early eighties. By the start of the nineties, many in the investment community believed that biotechnology was on the verge of becoming a revolutionary growth industry, somewhat like the Internet is now. Eventually, however, the demand for biotech stocks diminished for various reasons, including a limited supply of products.

As the nineties drew to a close, interest in biotechnology was reignited thanks to a strong pipeline of promising new medicines. On average, it takes 10-15 years for a new drug to go from development to market, and there are currently over 300 products in the late stages of clinical trials, compared to only 30 back in 1991. Since the first biotech breakthrough in 1982, which involved genetically engineered human insulin, another 53 products have come to market. A faster FDA approval process, an increase in the length of patent protection and advances in computer technology are improvements which have the potential to help biotech and pharmaceutical companies expedite the development and approval of their products and grow their businesses. Therefore, the outlook for the biotechnology industry has improved due to a more efficient infrastructure that now incorporates product development, marketing and distribution.

The following factors support our positive outlook for the biotechnology industry:

- The biotechnology industry was projected to generate over $20 billion in revenues in 1999, approximately a 21% increase over 1998.

- Currently, there are approximately 140 pharmaceutical and biotechnology companies testing biotechnology products. The costs associated with developing these products can range from $250-300 million per drug. The leading biotech companies commit 15-50% of total revenues to research and development. Such excessive costs have inspired many biotech firms to seek capital investment from pharmaceutical companies through licensing agreements and other collaborations. By combining resources, biotech firms not only receive the capital that they need to operate, but also gain access to marketing and distribution channels. Nearly 1,000 such deals have been made since 1993.

- We believe that future growth prospects for the industry are bright due to the potential for an increased demand from an aging population that is facing longer life expectancies.

- The industry is focusing on society's most pressing healthcare needs. For example, approximately 151 of the 350 products in the developmental stage are related to the treatment of cancer, which is currently the second leading cause of death in the United States, after cardiovascular disease. That constitutes more than 40% of the new treatments in development.

Digital Convergence Select Portfolio, Series 2 and Digital Convergence Portfolio, Series 2 each consist of a portfolio of common stocks of companies which focus on the use of digital technology.

The use of digital technology has increased the speed and quantity, and in many instances, the quality of information that can be transmitted from one user to another. The dream of merging information, communications, and technology into the same universe of connectivity is what we refer to as digital convergence. The concept of digital convergence is not new, but it is gaining popularity as a result of the rapid growth in Internet usage. More and more companies from various industries are beginning to form strategic alliances in order to offer consumers seamless Internet access through a variety of "information appliances." Everything from televisions, to stereos, to microwave ovens will take on a whole new life once they are converted to "smart" machines with the ability to interact with their users and each other.

New technologies like the Internet and fiber optics have made it easier to access content. The ultimate success of digital convergence may rely on the quality of the content and how it is delivered. Opportunities for new partnerships are likely to result as companies look outside their industries for the expertise and technology needed to find the best combination of content and delivery. The Digital Convergence Portfolios focus on the companies that embrace the concept of digital convergence and are acting to make it possible.

Consider the following factors:

- Approximately 650,000 U.S. homes have some form of networking installed, and because of the anticipated increase in Internet usage, we expect that number to grow dramatically in the future.

- With more people using the Internet for entertainment, we believe that the companies offering the best content are likely to be the ones that increase audience traffic and generate more e-commerce and advertising revenues.

- A new computer is added to the Internet approximately every four seconds.

- In the United States alone, it is estimated that there could potentially be 25 times more people using a wireless link to the Internet by 2004.

- The World Wide Web doubles in size roughly every eight months.

- According to International Data Corp. 14 million Americans will access the Net via television by the year 2003.

Fiber Optics Select Portfolio, Series 2 and Fiber Optics Portfolio, Series 2 each consist of a portfolio of common stocks of telecommunications companies focusing on the use of fiber optic technology.

The first full service fiber optic telephone system became operational in Chicago in 1977. Since then, the communications industry has undergone a major transformation, driven both by demand and technological innovation. In 1999, the optical networking industry became one of the fastest growing areas within the communications equipment industry. Optical equipment converts electronic signals into light pulses that can be transmitted through fiber optic cables. We believe the demand for this type of equipment has grown because of the enormous data carrying capacity offered by fiber optics. In our opinion, the impact that fiber optic technology has had on the telephone industry is astounding. Compared to a conventional three-inch copper wire that can transmit approximately 14,000 phone calls, a half-inch fiber optic cable can transmit over 3 million calls.

With more markets opening around the world because of deregulation, service providers have begun relying on the most advanced technologies available to improve the quality of their offerings in an effort to gain market share. In our opinion, virtually all telephone companies have realized that fiber optics represent an opportunity for them to meet the demands for greater bandwidth that are required by new technologies and ultimately win customers.

Consider the following factors:

- The transition from copper wiring to fiber optics is occurring at a brisk pace. In 1998, it was estimated that over 20 million miles of fiber cables were installed across the United States.

- The growing popularity of the Internet is creating greater demand for data traffic. Advanced technologies like high-speed digital systems using fiber optic cables are one means being utilized to satisfy this demand.

- The MultiMedia Telecommunications Association projects that total spending on fiber optics will grow from $12 billion in 1998 to approximately $25 billion in 2000.

- A single fiber optic strand can transmit ten thousand times more information today than it could in 1988.

Genomics & Proteomics Select Portfolio, Series 2 and Genomics & Proteomics Portfolio, Series 2 each consist of a portfolio of common stocks of biotechnology companies and pharmaceutical companies that are actively participating in genomics and proteomics research. Biotechnology companies are continually trying to understand the cause of disease in order to find appropriate treatments or even cures. Two of the more prominent methods used to increase the speed and accuracy of drug discovery and development are genomics and proteomics.

Genomics. Genomics refers to the study of the entire collection of human genes. By deciphering the human genetic code, researchers hope to expose the genes that are responsible for the disease they are targeting. Advances in this area allow researchers to develop starting points to treat the causes of the targeted disease.

Proteomics. Proteomics is the link between genes, proteins and disease. Protein mediators control the gene's actions and are responsible for normal biological functions and disease mechanisms. Many of the top selling drugs either target proteins or are proteins. We expect data obtained from proteomic and protein expression profiles to provide an important level of information in contributing to the search for new disease targets and an understanding of the biological basis of disease. Development in this area should help to identify how the diseases start and how they progress.

Research & Development. The essence of biotechnology lies in R&D. Since the first biotech breakthrough in 1982, which involved genetically engineered human insulin, nearly 100 products have come to market. The recent advances in computer science technology have the potential to expedite the process of moving medicines through the pipeline.

Consider the following factors:

- The Biotechnology Industry Organization estimates that more than 200 million people worldwide have been helped by over 90 biotechnology products and vaccines.

- We believe the future growth prospects for the industry are bright due to the potential for an increased demand from an aging population that is facing longer life expectancies.

- There are currently over 300 products in the late stages of clinical trials as compared to only 30 back in 1991.

- A faster FDA approval process coupled with an increase in the length of patent protection, from 17 to 20 years, are two positive changes instituted to help biotechnology companies grow their businesses.

Pharmaceutical Select Portfolio, Series 3 and Pharmaceutical Portfolio, Series 9 each consist of a portfolio of common stocks of pharmaceutical companies. The pharmaceutical industry generated over $300 billion in sales worldwide in 1998, nearly $125 billion of which was made by U.S. drugmakers. The industry is highly competitive and extremely capital intensive. Drugmakers spend in excess of $21 billion annually on researching and developing new products. The amount of capital invested in research and development ("R&D") has nearly doubled every five years since 1970.

There are approximately 78 million baby boomers living in the United States, some of whom will begin turning 65 after 2010. Currently, it is estimated that 70% of Americans over the age of 65 suffer from cardiovascular disease. It is believed that as average life expectancies increase, the number of people at risk for disease will increase.

The following factors support our positive outlook for the pharmaceutical industry:

- Numerous pharmaceutical scientists are currently researching over 1,000 new medicines. Pharmaceutical companies have generated more than 100 new treatments in the last two years.

- Pharmaceutical companies have staffed up their sales forces to increase market shares. The top 40 drugmakers currently employ approximately 59,000 representatives in the United States, up from 34,000 in 1994.

- Foreign demand for pharmaceuticals is growing, especially in emerging countries. U.S. drug companies sold an estimated $43 billion abroad in 1998, approximately 54% of total U.S. sales.

- Managed care providers, especially HMOs, encourage the use of pharmaceuticals because they are regarded as a relatively inexpensive form of treatment and are less invasive.

- Research-based pharmaceutical companies continue to invest record-setting amounts on research and development. Spending was expected to increase by 14.1% in 1999 to a new record level of $24.03 billion.

The Food & Drug Administration. In 1997, the Food and Drug
Administration (FDA) relaxed its restrictions on pharmaceutical companies advertising drugs directly to the public. The FDA, which now has a faster review process in place, is creating a business environment that could make it quicker and more economical for some drugmakers to bring new products to market.

Ad Spending Is On The Rise. Direct-To-Consumer (DTC) advertising totaled $1.3 billion in 1998. The amount spent on television ads featuring prescription drugs was $664 million, more than double the amount in 1997. Drugmakers are promoting their products to the public through all of the major media outlets including television, radio, magazines and newspapers. Advertising allows companies to educate the public about diseases and treatments as well as gather information that will help them target consumers in the future.

Demand Driven By Need. Pharmaceutical companies have initiated a number of cost-containment measures such as using the Internet to reduce administrative costs and forging alliances with biotechnology companies to share expertise and the costs associated with R&D. Ultimately, the demand for prescription and over-the-counter drugs is driven more by need than price. An aging population coupled with longer life expectancies should help support, if not boost, demand for drugs in the future.

Storage & Networking Select Portfolio Series and Storage & Networking Portfolio Series each consist of a portfolio of common stocks of technology companies which focus on high speed networking and data storage.

As the Internet continues to grow, the need for higher speed networking and additional storage capacity is becoming more evident. Increased usage of multimedia is just one force driving the demand for storage and networking equipment. For instance, software vendors are building multimedia capabilities into common business software which enables corporations to provide broadcast training, videos, and speeches over their private networks. Even hospitals are taking advantage of the Internet by allowing doctors to monitor brain surgery and then share the video with colleagues around the world. These advances in technology are only furthering the volume of data that needs to be stored and transferred.

Internet service providers are also spending millions of dollars upgrading equipment. Explosive growth in their customer base and pressure for high-speed connectivity has fueled their demand for new storage and networking equipment.

Because of the proliferation of the Internet, the companies in the Storage & Networking Portfolios are focusing on providing faster, more reliable data transfer capabilities while satisfying increasing data storage requirements.

Information Technology (IT) equipment spending continues to be the largest category of industrial spending for all types of capital equipment. Between 1993 and 1998, on an inflation adjusted basis, IT equipment spending accounted for more than half of the growth in equipment spending.

Consider the following factors:

- According to Forrester Research, more than one-third of Internet retailers expect their storage capacity needs to increase at least tenfold in the next two years [PC Week].

- The worldwide market for data networking products was valued at more than $40 billion for 1998 and it is estimated that it has the potential to grow to more than $60 billion by 2001 [Standard & Poor's Industry Surveys].

- Communications networks presently carry nearly 30 times more voice traffic than data. In light of the growth in Internet usage, the market for converged networks, those that transmit voice, data, and video traffic over a single network, is forecasted to see significant growth by 2002 [Standard & Poor's Industry Surveys].

- It is estimated that there are currently over 800 million pages on the Web [The Industry Standard], with approximately another 1.5 million new pages being created every day [InternetNews.com].

Technology Select Portfolio, Series 3 and Technology Portfolio, Series 12 each consist of a portfolio of common stocks of technology companies involved in the manufacturing, sales or servicing of computers and peripherals, computer software and services, data networking/communications equipment, semiconductor equipment and semiconductors. If you are looking to invest in cutting-edge technology, you may not need to look any further than the Internet. It is now estimated that over 200 million people are connected to the Web worldwide. The technology that makes it all possible is developed by computer, software, networking, communications and semiconductor companies. Now that the infrastructure is in place, the focus of technology is shifting to e-commerce.

E-commerce can be divided into two main categories: business-to-consumer and business-to-business. Business-to-business online revenues totaled $43 billion in 1998, while business-to-consumer revenues were estimated to be in the area of $13 billion.

The following factors support our positive outlook for the technology industry:

- Half of all U.S. households own a computer. Lower-income households are buying personal computers at a faster rate than any other segment, in part because of the introduction of models that retail below $1,000.

- Approximately 110 million U.S. adults are connected to the Internet. In addition, 28 million offices are connected, an increase of 76% over early 1998.

- Communications networks presently carry nearly 30 times more voice traffic than data. In light of the growth in Internet usage, data traffic is expected to surpass voice communications in the years ahead.

- Semiconductor sales, tempered in recent years by economic weakness in Asia, are expected to rebound and experience strong growth in 2000 and 2001.

- The expanding use of e-commerce is expected to result in significant cost savings in business-to-consumer transactions.

- Using the Internet to improve forecasting and replenishment of products, companies should be able to reduce inventory costs as suppliers are linked by just-in-time inventory systems.

- E-commerce should dramatically reduce the amount of time it takes to process orders. In addition, customer service costs should be reduced through the use of a Web customer service interface to decrease errors.

Software Solutions. E-commerce is creating demand and opportunity for software products in many areas including supply-chain management (SCM) and database software. These software systems can navigate massive amounts of data to help streamline manufacturing and distribution, monitor inventories and perform transaction management.

Data Networking. The value of information lies in its application. Computer networks connect computers and peripheral equipment so that information can be shared. As e-commerce evolves, the need for businesses to network with suppliers and customers should create strong demand for those companies that provide equipment and data networking services.

Higher Productivity. Technology has played an integral part in the economic prosperity enjoyed by the United States during the 1990s. It has helped increase productivity and curb inflation. The Internet should continue to fuel technological innovation for years to come as businesses of all sizes go online to increase distributions and boost efficiency. The Technology Select Portfolio Series and the Technology Portfolio Series invest in companies that have the potential to benefit from the future growth in e-commerce.

You should be aware that predictions stated herein for the above industries or sectors may not be realized. In addition, the Securities contained in each Trust are not intended to be representative of the selected industry or sector as a whole and the performance of each Trust is expected to differ from that of its comparative industry or sector. Of course, as with any similar investments, there can be no guarantee that the objective of the Trusts will be achieved. See "Risk Factors" for a discussion of the risks of investing in the Trusts.

                      Risk Factors


Price Volatility. The Trusts invest in common stocks of U.S. and, for certain Trusts, foreign companies. The value of a Trust's Units will fluctuate with changes in the value of these common stocks. Common stock prices fluctuate for several reasons including changes in investors' perceptions of the financial condition of an issuer or the general condition of the relevant stock market, or when political or economic events affecting the issuers occur. In addition, common stock prices may be particularly sensitive to rising interest rates, as the cost of capital rises and borrowing costs increase.


Because the Trusts are not managed, the Trustee will not sell stocks in response to or in anticipation of market fluctuations, as is common in managed investments. As with any investment, we cannot guarantee that the performance of any Trust will be positive over any period of time, especially the relatively short 18-month life of each Select Portfolio Series, or that you won't lose money. Units of the Trusts are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.


Certain of the Securities in certain of the Trusts may be issued by companies with market capitalizations of less than $1 billion. The share prices of these small-cap companies are often more volatile than those of larger companies as a result of several factors common to many such issuers, including limited trading volumes, products or financial resources, management inexperience and less publicly available information.


Dividends. There is no guarantee that the issuers of the Securities will declare dividends in the future or that if declared they will either remain at current levels or increase over time.


Biotechnology/Pharmaceutical Industries. Because more than 25% of the Biotechnology Portfolios, the Genomics & Proteomics Portfolios and the Pharmaceutical Portfolios are invested in biotechnology and/or pharmaceutical companies, these Trusts are considered to be concentrated in the biotechnology and pharmaceutical industries. A portfolio concentrated in a single industry may present more risks than a portfolio which is broadly diversified over several industries. Biotechnology and pharmaceutical companies are subject to changing government regulation, including price controls, national health insurance, managed care regulation and tax incentives or penalties related to medical insurance premiums, which could have a negative effect on the price and availability of their products and services. In addition, such companies face increasing competition from generic drug sales, the termination of their patent protection for certain drugs and technological advances which render their products or services obsolete. The research and development costs required to bring a drug to market are substantial and may include a lengthy review by the government, with no guarantee that the product will ever go to market or show a profit. In addition, the potential for an increased amount of required disclosure of proprietary scientific information could negatively impact the competitive position of these companies. Many of these companies may not offer certain drugs or products for several years, and as a result, may have significant losses of revenue and earnings.



Communications Industry. The Digital Convergence Portfolios and the Fiber Optics Portfolios are considered to be concentrated in communications companies which focus on the use of communications technology, services and products. The market for high technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence or loss of patent protection, cyclical market patterns, evolving industry standards and frequent new product introductions. Certain communications companies are subject to substantial governmental regulation, which among other things, regulates permitted rates of return and the kinds of services that a company may offer. The communications industry has experienced substantial deregulation in recent years. Deregulation may lead to fierce competition for market share and can have a negative impact on certain companies. Competitive pressures are intense and communications stocks can experience rapid volatility.



Technology Industry. The Digital Convergence Portfolios, the Fiber Optics Portfolios, the Storage & Networking Portfolios and the Technology Portfolios are considered to be concentrated in the technology industry. Technology companies are generally subject to the risks of rapidly changing technologies; short product life cycles; fierce competition; aggressive pricing and reduced profit margins; the loss of patent, copyright and trademark protections; cyclical market patterns; evolving industry standards and frequent new product introductions. Technology companies may be smaller and less experienced companies, with limited product lines, markets or financial resources and fewer experienced management or marketing personnel. Technology company stocks, especially those which are Internet-related, have experienced extreme price and volume fluctuations that are often unrelated to their operating performance. Also, the stocks of many Internet companies have exceptionally high price-to-earnings ratios with little or no earnings histories.


Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trusts. In addition, litigation regarding any of the issuers of the Securities, such as that concerning Microsoft Corporation, or of the industries represented by such issuers may negatively impact the share prices of these Securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the share prices of the Securities.

Foreign Stocks. Certain of the Securities in certain of the Trusts are issued by foreign companies, which makes the Trusts subject to more risks than if they invested solely in domestic common stocks. These

Securities are either directly listed on a U.S. securities exchange or are in the form of American Depositary Receipts ("ADRs") which are listed on a U.S. securities exchange. Risks of foreign common stocks include higher brokerage costs; different accounting standards; expropriation, nationalization or other adverse political or economic developments; currency devaluations, blockages or transfer restrictions; restrictions on foreign investments and exchange of securities; inadequate financial information; and lack of liquidity of certain foreign markets.

                     Public Offering

The Public Offering Price.

You may buy Units at the Public Offering Price, the per Unit price of which is comprised of the following:

- The aggregate underlying value of the Securities;

- The amount of any cash in the Income and Capital Accounts;

- Dividends receivable on Securities; and

- The total sales charge (which combines an initial upfront sales charge and a deferred sales charge).

The price you pay for your Units will differ from the amount stated under "Summary of Essential Information" due to various factors, including fluctuations in the prices of the Securities and changes in the value of the Income and/or Capital Accounts.

Although you are not required to pay for your Units until three business days following your order (the "date of settlement"), you may pay before then. You will become the owner of Units ("Record Owner") on the date of settlement if payment has been received. If you pay for your Units before the date of settlement, we may use your payment during this time and it may be considered a benefit to us, subject to the limitations of the Securities Exchange Act of 1934.

Organization Costs. Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for a Trust's organization costs (including costs of preparing the registration statement, the Indenture and other closing documents, registering Units with the Securities and Exchange Commission ("SEC") and states, the initial audit of each Trust portfolio, legal fees and the initial fees and expenses of the Trustee) will be purchased in the same proportionate relationship as all the Securities contained in a Trust. Securities will be sold to reimburse the Sponsor for a Trust's organization costs at the earlier of six months after the Initial Date of Deposit or the end of the initial offering period (a significantly shorter time period than the life of the Trusts). During the period ending with the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for Trust organization costs, the Trustee will sell additional Securities to allow a Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit of a Trust will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the per Unit amount set forth for a Trust in "Notes to Statements of Net Assets," this will result in a greater effective cost per Unit to Unit holders for the reimbursement to the Sponsor. To the extent actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of a Trust. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell Securities, to the extent practicable, which will maintain the same proportionate relationship among the Securities contained in a Trust as existed prior to such sale.

Minimum Purchase.

The minimum amount you can purchase of a Trust is $1,000 worth of Units ($500 if you are purchasing Units for your Individual Retirement Account or any other qualified retirement plan).

Sales Charges.

The sales charge you will pay has both an initial and a deferred component. The initial sales charge, which you will pay at the time of purchase, is initially equal to approximately 1.00% of the Public Offering Price of a Unit, but will vary with the purchase price of your Units. When the Public Offering Price exceeds $10.00 per Unit, the initial sales charge will exceed 1.00% of the Public Offering Price. This initial sales charge is actually the difference between the maximum sales charge (3.25% of the Public Offering Price for each Select

Portfolio Series and 4.50% of the Public Offering Price for each Portfolio Series) and the maximum remaining deferred sales charge (initially equal to $.225 per Unit for each Select Portfolio Series and $.350 per Unit for each Portfolio Series). The initial sales charge will vary from 1.00% with changes in the aggregate underlying value of the Securities, changes in the Income and Capital Accounts and as deferred sales charge payments are made.


Monthly Deferred Sales Charge. In addition, five monthly deferred sales charge payments of $.045 per Unit for each Select Portfolio Series or $.07 per Unit for each Portfolio Series will be deducted from a Trust's assets on approximately the 20th day of each month from October 20, 2000 through February 20, 2001. If you buy Units at a price of less than $10.00 per Unit, the dollar amount of the deferred sales charge will not change, but the deferred sales charge on a percentage basis will be more than 2.25% of the Public Offering Price for each Select Portfolio Series or more than 3.5% of the Public Offering Price for each Portfolio Series.



If you purchase Units after the last deferred sales charge payment has been assessed, your sales charge will consist of a one-time initial sales charge of 3.25% of the Public Offering Price per Unit (equivalent to 3.359% of the net amount invested) for each Select Portfolio Series and 4.50% of the Public Offering Price per Unit (equivalent to 4.712% of the net amount invested) for each Portfolio Series. For each Portfolio Series, the sales charge will be reduced by 1/2 of 1% on each subsequent March 31, commencing March 31, 2001, to a minimum sales charge of 3.00%.


Discounts for Certain Persons.

If you invest at least $50,000 (except if you are purchasing for a "wrap fee account" as described below), the maximum sales charge is reduced as follows for each Select Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ____________
$50 but less than $100              3.00%
$100 but less than $150             2.75%
$150 but less than $500             2.40%
$500 but less than $1,000           2.25%
$1,000 or more                      1.50%

For each Portfolio Series:

                                    Your maximum
If you invest                       sales charge
(in thousands):*                    will be:
_________________                   ____________
$50 but less than $100              4.25%
$100 but less than $250             4.00%
$250 but less than $500             3.50%
$500 or more                        2.50%

* Breakpoint sales charges are also applied on a Unit basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units be issued.

The reduced sales charge for quantity purchases will apply only to purchases made by the same person on any one day from any one dealer. To help you reach the above levels, you can combine the Units you purchase of the Trusts in this prospectus with any other same day purchases of other trusts for which we are Principal Underwriter and are currently in the initial offering period. In addition, we will also consider Units you purchase in the name of your spouse or child under 21 years of age to be purchases by you. The reduced sales charges will also apply to a trustee or other fiduciary purchasing Units for a single trust estate or single fiduciary account. You must inform your dealer of any combined purchases before the sale in order to be eligible for the reduced sales charge. Any reduced sales charge is the responsibility of the party making the sale.

If you own units of any other unit investment trusts sponsored by us you may use your redemption or termination proceeds from these trusts to purchase Units of the Trusts subject only to any remaining deferred sales charge to be collected on Units of the Trusts. Please note that you will be charged the amount of any remaining deferred sales charge on units you redeem when you redeem them.

The following persons may purchase Units at the Public Offering Price less the applicable dealer concession:

- Employees, officers and directors of the Sponsor, our related companies, dealers and their affiliates, and vendors providing services to us.

- Immediate family members of the above (spouses, children, grandchildren, parents, grandparents, siblings, mothers-in-law, fathers-in-law, sons-in-law, daughters-in-law, brothers-in-law and sisters-in-law, and trustees, custodians or fiduciaries for the benefit of such persons).

If you purchase Units through registered broker/dealers who charge periodic fees in lieu of commissions or who charge for financial planning, investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" charge is imposed, your Units will only be assessed that portion of the sales charge retained by the Sponsor, .5% of the Public Offering Price for each Select Portfolio Series and 1.3% of the Public Offering Price for each Portfolio Series (1.0% in certain circumstances). This discount for "wrap fee" purchases is available whether or not you purchase Units with the Wrap CUSIP. However, if you purchase Units with the Wrap CUSIP, you should be aware that all distributions of income and/or capital will be automatically reinvested into additional Units of your Trust subject only to that portion of the sales charge retained by the Sponsor. See "Distribution of Units-Dealer Concessions."

You will be charged the deferred sales charge per Unit regardless of any discounts. However, if you are eligible to receive a discount such that the maximum sales charge you must pay is less than the applicable maximum deferred sales charge, you will be credited the difference between your maximum sales charge and the maximum deferred sales charge at the time you buy your Units.

The Value of the Securities.

The Evaluator will appraise the aggregate underlying value of the Securities in a Trust as of the Evaluation Time on each business day and will adjust the Public Offering Price of the Units according to this valuation. This Public Offering Price will be effective for all orders received before the Evaluation Time on each such day. If we or the Trustee receive orders for purchases, sales or redemptions after that time, or on a day which is not a business day, they will be held until the next determination of price. The term "business day" as used in this prospectus will exclude Saturdays, Sundays and certain national holidays on which the NYSE is closed.

The aggregate underlying value of the Securities in a Trust will be determined as follows: if the Securities are listed on a securities exchange or The Nasdaq Stock Market, their value is generally based on the closing sale prices on that exchange or system (unless it is determined that these prices are not appropriate as a basis for valuation). However, if there is no closing sale price on that exchange or system, they are valued based on the closing ask prices. If the Securities are not so listed, or, if so listed and the principal market for them is other than on that exchange or system, their value will generally be based on the current ask prices on the over-the-counter market (unless it is determined that these prices are not appropriate as a basis for valuation). If current ask prices are unavailable, the valuation is generally determined:

a) On the basis of current ask prices for comparable securities;

b) By appraising the value of the Securities on the ask side of the market; or

c) By any combination of the above.

After the initial offering period is over, the aggregate underlying value of the Securities will be determined as set forth above, except that bid prices are used instead of ask prices when necessary.

                  Distribution of Units

We intend to qualify Units of the Trusts for sale in a number of states. All Units will be sold at the then current Public Offering Price.

Dealer Concessions.

For each Select Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 2.75% of the Public Offering Price per Unit. However, for Units sold subject only to any remaining deferred sales charge, the amount will be reduced to $0.175 per Unit for Units sold subject to the maximum deferred sales charge or 78% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge.


For each Portfolio Series, dealers and other selling agents can purchase Units at prices which reflect a concession or agency commission of 3.2% of the Public Offering Price per Unit (or 65% of the maximum sales charge after March 31, 2001). However, dealers and other selling agents will receive a concession on the sale of Units subject only to any remaining deferred sales charge equal to $.22 per Unit on Units sold subject to the maximum deferred sales charge or 63% of the then current maximum remaining deferred sales charge on Units sold subject to less than the maximum deferred sales charge. Dealers and other selling agents will receive an additional volume concession or agency commission on all Portfolio Series Units they sell equal to .30% of the Public Offering Price if they purchase at least $100,000 worth of Units of the Trusts on the Initial Date of Deposit or $250,000 on any day thereafter or if they were eligible to receive a similar concession in connection with sales of similarly structured trusts sponsored by us which are currently in the initial offering period.


Dealers and other selling agents who sell Units of a Trust during the initial offering period in the dollar amounts shown below will be entitled to the following additional sales concessions as a percentage of the Public Offering Price:

Total Sales per Trust               Additional
(in millions):                      Concession:
____________________                ___________
$1 but less than $10                .20%
$10 or more                         .30%

Dealers and other selling agents can combine Units of a Select Portfolio Series and its related Portfolio Series they sell for purposes of reaching the additional concessions levels set forth in the above table. For all Trusts, dealers and other selling agents who, during any consecutive 12-month period, sell at least $2 billion worth of primary market units of unit investment trusts sponsored by us will receive a concession of $30,000 in the month following the achievement of this level. We reserve the right to change the amount of concessions or agency commissions from time to time. Certain commercial banks may be making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by these customers is kept by or given to the banks in the amounts shown above.

Award Programs.

From time to time we may sponsor programs which provide awards to a dealer's registered representatives who have sold a minimum number of Units during a specified time period. We may also pay fees to qualifying dealers for services or activities which are meant to result in sales of Units of the Trusts. In addition, we will pay to dealers who sponsor sales contests or recognition programs that conform to our criteria, or participate in our sales programs, amounts equal to no more than the total applicable sales charge on Units sold by such persons during such programs. We make these payments out of our own assets and not out of Trust assets. These programs will not change the price you pay for your Units.

Investment Comparisons.

From time to time we may compare the estimated returns of the Trusts (which may show performance net of the expenses and charges the Trusts would have incurred) and returns over specified periods of other similar trusts we sponsor in our advertising and sales materials, with (1) returns on other taxable investments such as the common stocks comprising various market indexes, corporate or U.S. Government bonds, bank CDs and money market accounts or funds, (2) performance data from Morningstar Publications, Inc. or (3) information from publications such as Money, The New York Times, U.S. News and World Report, BusinessWeek, Forbes or Fortune. The investment characteristics of each Trust differ from other comparative investments. You should not assume that these performance comparisons will be representative of a Trust's future performance.

                  The Sponsor's Profits

We will receive a gross sales commission equal to the maximum sales charge per Unit of a Trust less any reduced sales charge as stated in "Public Offering." Also, any difference between our cost to purchase the Securities and the price at which we sell them to a Trust is considered a profit or loss (see Note 2 of "Notes to Schedules of Investments").

During the initial offering period, dealers and others may also realize profits or sustain losses as a result of fluctuations in the Public Offering Price they receive when they sell the Units.

In maintaining a market for the Units, any difference between the price at which we purchase Units and the price at which we sell or redeem them will be a profit or loss to us.

                  The Secondary Market

Although not obligated, we intend to maintain a market for the Units after the initial offering period and continuously offer to purchase Units at prices based on the Redemption Price per Unit.

We will pay all expenses to maintain a secondary market, except the Evaluator fees, Trustee costs to transfer and record the ownership of Units and in the case of each Portfolio Series, costs incurred in annually updating each Portfolio Series' registration statements. We may discontinue purchases of Units at any time. IF YOU WISH TO DISPOSE OF YOUR UNITS, YOU SHOULD ASK US FOR THE CURRENT MARKET PRICES BEFORE MAKING A TENDER FOR REDEMPTION TO THE TRUSTEE. If you sell or redeem your Units before you have paid the total deferred sales charge on your Units, you will have to pay the remainder at that time.

                  How We Purchase Units

The Trustee will notify us of any tender of Units for redemption. If our bid at that time is equal to or greater than the Redemption Price per Unit, we may purchase the Units. You will receive your proceeds from the sale no later than if they were redeemed by the Trustee. We may tender Units that we hold to the Trustee for redemption as any other Units. If we elect not to purchase Units, the Trustee may sell tendered Units in the over-the-counter market, if any. However, the amount you will receive is the same as you would have received on redemption of the Units.

                  Expenses and Charges

The estimated annual expenses of each Trust are listed under "Fee Table." If actual expenses of a Trust exceed the estimate, that Trust will bear the excess. The Trustee will pay operating expenses of a Trust from the Income Account of such Trust if funds are available, and then from the Capital Account. The Income and Capital Accounts are noninterest-bearing to Unit holders, so the Trustee may earn interest on these funds, thus benefiting from their use.

As Sponsor, we will be compensated for providing bookkeeping and other administrative services to the Trusts, and will receive brokerage fees when a Trust uses us (or an affiliate of ours) as agent in buying or selling Securities. For each Portfolio Series, legal, typesetting, electronic filing and regulatory filing fees and expenses associated with updating those Trusts' registration statements yearly are also now chargeable to such Trusts. Historically, we paid these fees and expenses. There are no such fees and expenses that will be charged to each Select Portfolio Series. First Trust Advisors L.P., an affiliate of ours, acts as both Portfolio Supervisor and Evaluator to the Trusts and will receive the fees set forth under "Fee Table" for providing portfolio supervisory and evaluation services to the Trusts. In providing portfolio supervisory services, the Portfolio Supervisor may purchase research services from a number of sources, which may include underwriters or dealers of the Trusts.

The fees payable to us, First Trust Advisors L.P. and the Trustee are based on the largest aggregate number of Units of a Trust outstanding at any time during the calendar year, except during the initial offering period, in which case these fees are calculated based on the largest number of Units outstanding during the period for which compensation is paid. These fees may be adjusted for inflation without Unit holders' approval, but in no case will the annual fees paid to us or our affiliates for providing a given service to all unit investment trusts for which we provide such services be more than the actual cost of providing such services in such year.

As Sponsor, we will receive a fee from each Trust for creating and developing the Trusts, including determining each Trust's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. Each Trust pays this "creation and development fee" as a percentage of that Trust's average daily net asset value during the life of such Trust. In connection with the creation and development fee, in no event will the Sponsor collect over the life of a

Trust more than .75% in the case of the Select Portfolio Series or more than 2.75% in the case of the Portfolio Series of a Unit holder's initial investment. We do not use this fee to pay distribution expenses or as compensation for sales efforts.

In addition to a Trust's operating expenses and those fees described above, each Trust may also incur the following charges:

- All legal and annual auditing expenses of the Trustee according to its responsibilities under the Indenture;

- The expenses and costs incurred by the Trustee to protect a Trust and your rights and interests;

- Fees for any extraordinary services the Trustee performed under the Indenture;

- Payment for any loss, liability or expense the Trustee incurred without negligence, bad faith or willful misconduct on its part, in connection with its acceptance or administration of a Trust;

- Payment for any loss, liability or expenses we incurred without negligence, bad faith or willful misconduct in acting as Depositor of a Trust; and/or

- All taxes and other government charges imposed upon the Securities or any part of a Trust.

The above expenses and the Trustee's annual fee are secured by a lien on the Trusts. Since the Securities are all common stocks and dividend income is unpredictable, we cannot guarantee that dividends will be sufficient to meet any or all expenses of the Trusts. If there is not enough cash in the Income or Capital Account, the Trustee has the power to sell Securities in a Trust to make cash available to pay these charges which may result in capital gains or losses to you. See "Tax Status."

Each Portfolio Series will be audited annually. So long as we are making a secondary market for Units, we will bear the cost of these annual audits to the extent the costs exceed $0.0050 per Unit. Otherwise, each Portfolio Series will pay for the audit. You can request a copy of the audited financial statements from the Trustee.

                       Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning Units of the Trusts. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker/dealer, or other investor with special circumstances. In addition, this section does not describe your state or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

Trust Status.

The Trusts will not be taxed as corporations for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of the Securities and other assets held by your Trust, and as such you will be considered to have received a pro rata share of income (i.e., dividends and capital gains, if any) from each Security when such income is considered to be received by your Trust. This is true even if you elect to have your distributions automatically reinvested into additional Units. In addition, the income from a Trust which you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales charge.

Your Tax Basis and Income or Loss upon Disposition.

If your Trust disposes of Securities, you will generally recognize gain or loss. If you dispose of your Units or redeem your Units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related Securities from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each Security or other Trust asset by apportioning the cost of your Units among each Security or other Trust asset ratably according to their value on the date you purchase your Units. In certain circumstances, however, you may have to adjust your tax basis after you purchase your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits).

If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the lowest tax bracket). Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine the holding period of your Units. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax code may, however, treat certain capital gains as ordinary income in special situations.

In-Kind Distributions.

Under certain circumstances, you may request a distribution of Securities (an "In-Kind Distribution") when you redeem your Units or at a Trust's termination. If you request an In-Kind Distribution you will be responsible for any expenses related to this distribution. By electing to receive an In-Kind Distribution, you will receive whole shares of stock plus, possibly, cash.

You will not recognize gain or loss if you only receive Securities in exchange for your pro rata portion of the Securities held by a Trust. However, if you also receive cash in exchange for a fractional share of a Security held by a Trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such fractional share of the Security.

Limitations on the Deductibility of Trust Expenses.

Generally, for federal income tax purposes, you must take into account your full pro rata share of a Trust's income, even if some of that income is used to pay Trust expenses. You may deduct your pro rata share of each expense paid by a Trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of the Trusts as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

Foreign, State and Local Taxes.

Some distributions by a Trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a Trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

Under the existing income tax laws of the State and City of New York, the Trusts will not be taxed as corporations, and the income of the Trusts will be treated as the income of the Unit holders in the same manner as for federal income tax purposes.

                    Retirement Plans

You may purchase Units of the Trusts for:

- Individual Retirement Accounts;

- Keogh Plans;

- Pension funds; and

- Other tax-deferred retirement plans.

Generally, the federal income tax on capital gains and income received in each of the above plans is deferred until you receive distributions. These distributions are generally treated as ordinary income but may, in some cases, be eligible for special averaging or tax-deferred rollover treatment. Before participating in a plan like this, you should review the tax laws regarding these plans and consult your attorney or tax advisor. Brokerage firms and other financial institutions offer these plans with varying fees and charges.

                 Rights of Unit Holders

Unit Ownership.

The Trustee will treat as Record Owner of Units persons registered as such on its books. It is your responsibility to notify the Trustee when you become Record Owner, but normally your broker/dealer provides this notice. You may elect to hold your Units in either certificated or uncertificated form.

Certificated Units. When you purchase your Units you can request that they be evidenced by certificates, which will be delivered shortly after your order. Certificates will be issued in fully registered form, transferable only on the books of the Trustee in denominations of one Unit or any multiple thereof. You can transfer or redeem your certificated Units by endorsing and surrendering the certificate to the Trustee, along with a written instrument of transfer. You must sign your name exactly as it appears on the face of the certificate with your signature guaranteed by an eligible institution. In certain cases the Trustee may require additional documentation before they will transfer or redeem your Units.

You may be required to pay a nominal fee to the Trustee for each certificate reissued or transferred, and to pay any government charge that may be imposed for each transfer or exchange. If a certificate gets lost, stolen or destroyed, you may be required to furnish indemnity to the Trustee to receive replacement certificates. You must surrender mutilated certificates to the Trustee for replacement.

Uncertificated Units. You may also choose to hold your Units in uncertificated form. If you choose this option, the Trustee will establish an account for you and credit your account with the number of Units you purchase. Within two business days of the issuance or transfer of Units held in uncertificated form, the Trustee will send you:

- A written initial transaction statement containing a description of the Trust;

- A list of the number of Units issued or transferred;

- Your name, address and Taxpayer Identification Number ("TIN");

- A notation of any liens or restrictions of the issuer and any adverse claims; and

- The date the transfer was registered.

Uncertificated Units may be transferred the same way as certificated Units, except that no certificate needs to be presented to the Trustee. Also, no certificate will be issued when the transfer takes place unless you request it. You may at any time request that the Trustee issue certificates for your Units.

Unit Holder Reports.

In connection with each distribution, the Trustee will provide you with a statement detailing the per Unit amount of income (if any) distributed. After the end of each calendar year, the Trustee will provide you with the following information:

- A summary of transactions in your Trust for the year;

- A list of any Securities sold during the year and the Securities held at the end of that year by your Trust;

- The Redemption Price per Unit, computed on the 31st day of December of such year (or the last business day before); and

- Amounts of income and capital distributed during the year.

You may request from the Trustee copies of the evaluations of the Securities as prepared by the Evaluator to enable you to comply with federal and state tax reporting requirements.

            Income and Capital Distributions

You will begin receiving distributions on your Units only after you become a Record Owner. The Trustee will credit dividends received on a Trust's Securities to the Income Account of such Trust. All other receipts, such as return of capital, are credited to the Capital Account of such Trust.

The Trustee will distribute any net income in the Income Account on or near the Income Distribution Dates to Unit holders of record on the preceding Income Distribution Record Date. See "Summary of Essential Information." No income distribution will be paid if accrued expenses of a Trust exceed amounts in the Income Account on the Income Distribution Dates. Distribution amounts will vary with changes in a Trust's fees and expenses, in dividends received and with the sale of Securities. The Trustee will distribute amounts in the Capital Account, net of amounts designated to meet redemptions, pay the deferred sales charge or pay expenses on the last day of each month to Unit holders of record on the fifteenth day of each month provided the amount equals at least $1.00 per 100 Units. If the Trustee does not have your TIN, it is required to withhold a certain percentage of your distribution and deliver such amount to the Internal Revenue Service ("IRS"). You may recover this amount by giving your TIN to the Trustee, or when you file a tax return. However, you should check your statements to make sure the Trustee has your TIN to avoid this "back-up withholding."

We anticipate that there will be enough money in the Capital Account of a Trust to pay the deferred sales charge. If not, the Trustee may sell Securities to meet the shortfall.

Within a reasonable time after a Trust is terminated, you will receive the pro rata share of the money from the sale of the Securities.
However, if you are eligible, you may elect to receive an In-Kind
Distribution as described under "Amending or Terminating the Indenture." You will receive a pro rata share of any other assets remaining in your Trust after deducting any unpaid expenses.

The Trustee may establish reserves (the "Reserve Account") within a Trust to cover anticipated state and local taxes or any governmental charges to be paid out of such Trust.

Distribution Reinvestment Option. You may elect to have each distribution of income and/or capital reinvested into additional Units of your Trust by notifying the Trustee at least 10 days before any Record Date. Distributions on Units identified by the Wrap CUSIP will be automatically reinvested into additional Units of your Trust. Each later distribution of income and/or capital on your Units will be reinvested by the Trustee into additional Units of your Trust. You will have to pay the remaining deferred sales charge on any Units acquired pursuant to this distribution reinvestment option. This option may not be available in all states.PLEASE NOTE THAT EVEN IF YOU REINVEST DISTRIBUTIONS, THEY ARE STILL CONSIDERED DISTRIBUTIONS FOR INCOME TAX PURPOSES.

                  Redeeming Your Units

You may redeem all or a portion of your Units at any time by sending the certificates representing the Units you want to redeem to the Trustee at its unit investment trust office. If your Units are uncertificated, you need only deliver a request for redemption to the Trustee. In either case, the certificates or the redemption request must be properly endorsed with proper instruments of transfer and signature guarantees as explained in "Rights of Unit Holders-Unit Ownership" (or by providing satisfactory indemnity if the certificates were lost, stolen, or destroyed). No redemption fee will be charged, but you are responsible for any governmental charges that apply. Three business days after the day you tender your Units (the "Date of Tender") you will receive cash in an amount for each Unit equal to the Redemption Price per Unit calculated at the Evaluation Time on the Date of Tender.

The Date of Tender is considered to be the date on which the Trustee receives your certificates or redemption request (if such day is a day the NYSE is open for trading). However, if your certificates or redemption request are received after 4:00 p.m. Eastern time (or after any earlier closing time on a day on which the NYSE is scheduled in advance to close at such earlier time), the Date of Tender is the next day the NYSE is open for trading.

Any amounts paid on redemption representing income will be withdrawn from the Income Account if funds are available for that purpose, or from the Capital Account. All other amounts paid on redemption will be taken from the Capital Account. The IRS will require the Trustee to withhold a portion of your redemption proceeds if it does not have your TIN, as generally discussed under "Income and Capital Distributions."

If you tender 1,000 Units or more for redemption, rather than receiving cash, you may elect to receive an In-Kind Distribution in an amount equal to the Redemption Price per Unit by making this request in writing to the Trustee at the time of tender. However, no In-Kind Distribution requests submitted during the nine business days prior to a Trust's Mandatory Termination Date will be honored. Where possible, the Trustee will make an In-Kind Distribution by distributing each of the Securities in book-entry form to your bank or broker/dealer account at the Depository Trust Company. The Trustee will subtract any customary transfer and registration charges from your In-Kind Distribution. As a tendering Unit holder, you will receive your pro rata number of whole shares of the Securities that make up the portfolio, and cash from the Capital Account equal to the fractional shares to which you are entitled.

The Trustee may sell Securities to make funds available for redemption. If Securities are sold, the size and diversification of a Trust will be reduced. These sales may result in lower prices than if the Securities were sold at a different time.

Your right to redeem Units (and therefore, your right to receive payment) may be delayed:

- If the NYSE is closed (other than customary weekend and holiday closings);

- If the SEC determines that trading on the NYSE is restricted or that an emergency exists making sale or evaluation of the Securities not reasonably practical; or

- For any other period permitted by SEC order.

The Trustee is not liable to any person for any loss or damage which may result from such a suspension or postponement.

The Redemption Price.

The Redemption Price per Unit is determined by the Trustee by:

adding

1. cash in the Income and Capital Accounts of a Trust not designated to purchase Securities;

2. the aggregate value of the Securities held in a Trust; and

3. dividends receivable on the Securities trading ex-dividend as of the date of computation; and deducting

1. any applicable taxes or governmental charges that need to be paid out of a Trust;

2. any amounts owed to the Trustee for its advances;

3. estimated accrued expenses of a Trust, if any;

4. cash held for distribution to Unit holders of record of a Trust as of the business day before the evaluation being made;

5. liquidation costs for foreign Securities, if any; and

6. other liabilities incurred by a Trust; and

dividing

1. the result by the number of outstanding Units of a Trust.

Any remaining deferred sales charge on the Units when you redeem them will be deducted from your redemption proceeds. In addition, until the earlier of six months after the Initial Date of Deposit or the end of the initial offering period, the Redemption Price per Unit will include estimated organization costs as set forth under "Fee Table."

            Removing Securities from a Trust

The portfolios of the Trusts are not managed. However, we may, but are not required to, direct the Trustee to dispose of a Security in certain limited circumstances, including situations in which:

- The issuer of the Security defaults in the payment of a declared dividend;

- Any action or proceeding prevents the payment of dividends;

- There is any legal question or impediment affecting the Security;

- The issuer of the Security has breached a covenant which would affect the payment of dividends, the issuer's credit standing, or otherwise damage the sound investment character of the Security;

- The issuer has defaulted on the payment of any other of its outstanding obligations;

- There has been a public tender offer made for a Security or a merger or acquisition is announced affecting a Security, and that in our opinion the sale or tender of the Security is in the best interest of Unit holders; or

- The price of the Security has declined to such an extent, or such other credit factors exist, that in our opinion keeping the Security would be harmful to a Trust.

Except in the limited instance in which a Trust acquires Replacement Securities, as described in "The FT Series," a Trust may not acquire any securities or other property other than the Securities. The Trustee, on behalf of the Trusts, will reject any offer for new or exchanged securities or property in exchange for a Security, such as those acquired in a merger or other transaction. If such exchanged securities or property are nevertheless acquired by a Trust, at our instruction, they will either be sold or held in such Trust. In making the determination as to whether to sell or hold the exchanged securities or property we may get advice from each Portfolio Supervisor. Any proceeds received from the sale of Securities, exchanged securities or property will be credited to the Capital Account for distribution to Unit holders or to meet redemption requests. The Trustee may retain and pay us or an affiliate of ours to act as agent for a Trust to facilitate selling Securities, exchanged securities or property from the Trusts. If we or our affiliate act in this capacity, we will be held subject to the restrictions under the Investment Company Act of 1940, as amended.

The Trustee may sell Securities designated by us or, absent our direction, at its own discretion, in order to meet redemption requests or pay expenses. In designating Securities to be sold, we will try to maintain the proportionate relationship among the Securities. If this is not possible, the composition and diversification of a Trust may be changed. To get the best price for a Trust we may specify minimum amounts (generally 100 shares) in which blocks of Securities are to be sold. We may consider sales of units of unit investment trusts which we sponsor when we make recommendations to the Trustee as to which broker/dealers they select to execute a Trust's portfolio transactions, or when acting as agent for a Trust in acquiring or selling Securities on behalf of the Trusts.

          Amending or Terminating the Indenture

Amendments. The Indenture may be amended by us and the Trustee without your consent:

- To cure ambiguities;

- To correct or supplement any defective or inconsistent provision;

- To make any amendment required by any governmental agency; or

- To make other changes determined not to be materially adverse to your best interests (as determined by us and the Trustee).

Termination. As provided by the Indenture, the Trusts will terminate on the Mandatory Termination Date as stated in the "Summary of Essential Information" for each Trust. The Trusts may be terminated earlier:

- Upon the consent of 100% of the Unit holders of a Trust;

- If the value of the Securities owned by a Trust as shown by any evaluation is less than the lower of $2,000,000 or 20% of the total value of Securities deposited in such Trust during the initial offering period ("Discretionary Liquidation Amount"); or

- In the event that Units of a Trust not yet sold aggregating more than 60% of the Units of such Trust are tendered for redemption by underwriters, including the Sponsor.

Prior to termination, the Trustee will send written notice to all Unit holders which will specify how you should tender your certificates, if any, to the Trustee. If a Trust is terminated due to this last reason, we will refund your entire sales charge; however, termination of a Trust before the Mandatory Termination Date for any other stated reason will result in all remaining unpaid deferred sales charges on your Units being deducted from your termination proceeds. For various reasons, a Trust may be reduced below the Discretionary Liquidation Amount and could therefore be terminated before the Mandatory Termination Date.

Unless terminated earlier, the Trustee will begin to sell Securities in connection with the termination of a Trust during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date. We will determine the manner and timing of the sale of Securities. Because the Trustee must sell the Securities within a relatively short period of time, the sale of Securities as part of the termination process may result in a lower sales price than might otherwise be realized if such sale were not required at this time.

If you own at least 1,000 Units of a Trust the Trustee will send you a form at least 30 days prior to the Mandatory Termination Date which will enable you to receive an In-Kind Distribution (reduced by customary transfer and registration charges) rather than the typical cash distribution. See "Tax Status" for additional information. You must notify the Trustee at least ten business days prior to the Mandatory Termination Date if you elect this In-Kind Distribution option. If you do not elect to participate in the In-Kind Distribution option, you will receive a cash distribution from the sale of the remaining Securities, along with your interest in the Income and Capital Accounts, within a reasonable time after such Trust is terminated. Regardless of the distribution involved, the Trustee will deduct from the Trusts any accrued costs, expenses, advances or indemnities provided for by the Indenture, including estimated compensation of the Trustee and costs of liquidation and any amounts required as a reserve to pay any taxes or other governmental charges.

    Information on the Sponsor, Trustee and Evaluator

The Sponsor.

We, Nike Securities L.P., specialize in the underwriting, trading and wholesale distribution of unit investment trusts under the "First Trust" brand name and other securities. An Illinois limited partnership formed in 1991, we act as Sponsor for successive series of:

- The First Trust Combined Series

- FT Series (formerly known as The First Trust Special Situations Trust)

- The First Trust Insured Corporate Trust

- The First Trust of Insured Municipal Bonds

- The First Trust GNMA

First Trust introduced the first insured unit investment trust in 1974. To date we have deposited more than $27 billion in First Trust unit investment trusts. Our employees include a team of professionals with many years of experience in the unit investment trust industry.

We are a member of the National Association of Securities Dealers, Inc. and Securities Investor Protection Corporation. Our principal offices are at 1001 Warrenville Road, Lisle, Illinois 60532; telephone number
(630) 241-4141. As of December 31, 1999, the total partners' capital of Nike Securities L.P. was $19,881,035 (audited).

This information refers only to us and not to the Trusts or to any series of the Trusts or to any other dealer. We are including this information only to inform you of our financial responsibility and our ability to carry out our contractual obligations. We will provide more detailed financial information on request.

Code of Ethics. The Sponsor and the Trusts have adopted a code of ethics requiring the Sponsor's employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trusts.

The Trustee.

The Trustee is The Chase Manhattan Bank, with its principal executive office located at 270 Park Avenue, New York, New York 10017 and its unit investment trust office at 4 New York Plaza, 6th Floor, New York, New York, 10004-2413. If you have questions regarding the Trusts, you may call the Customer Service Help Line at 1-800-682-7520. The Trustee is supervised by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System.

The Trustee has not participated in selecting the Securities for the Trusts; it only provides administrative services.

Limitations of Liabilities of Sponsor and Trustee.

Neither we nor the Trustee will be liable for taking any action or for not taking any action in good faith according to the Indenture. We will also not be accountable for errors in judgment. We will only be liable for our own willful misfeasance, bad faith, gross negligence (ordinary negligence in the Trustee's case) or reckless disregard of our obligations and duties. The Trustee is not liable for any loss or depreciation when the Securities are sold. If we fail to act under the Indenture, the Trustee may do so, and the Trustee will not be liable for any action it takes in good faith under the Indenture.

The Trustee will not be liable for any taxes or other governmental charges or interest on the Securities which the Trustee may be required to pay under any present or future law of the United States or of any other taxing authority with jurisdiction. Also, the Indenture states other provisions regarding the liability of the Trustee.

If we do not perform any of our duties under the Indenture or are not able to act or become bankrupt, or if our affairs are taken over by public authorities, then the Trustee may:

- Appoint a successor sponsor, paying them a reasonable rate not more than that stated by the SEC;

- Terminate the Indenture and liquidate the Trusts; or

- Continue to act as Trustee without terminating the Indenture.

The Evaluator.

The Evaluator is First Trust Advisors L.P., an Illinois limited partnership formed in 1991 and an affiliate of the Sponsor. The
Evaluator's address is 1001 Warrenville Road, Lisle, Illinois 60532.

The Trustee, Sponsor and Unit holders may rely on the accuracy of any evaluation prepared by the Evaluator. The Evaluator will make determinations in good faith based upon the best available information, but will not be liable to the Trustee, Sponsor or Unit holders for errors in judgment.

                    Other Information

Legal Opinions.

Our counsel is Chapman and Cutler, 111 W. Monroe St., Chicago, Illinois, 60603. They have passed upon the legality of the Units offered hereby and certain matters relating to federal tax law. Carter, Ledyard & Milburn acts as the Trustee's counsel, as well as special New York tax counsel for the Trusts.

Experts.

Ernst & Young LLP, independent auditors, have audited the Trusts' statements of net assets, including the schedules of investments, at the opening of business on the Initial Date of Deposit, as set forth in their report. We've included the Trusts' statements of net assets, including the schedules of investments, in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

Supplemental Information.

If you write or call the Trustee, you will receive free of charge supplemental information about this Series, which has been filed with the SEC and to which we have referred throughout. This information states more specific details concerning the nature, structure and risks of this product.

                 This page is intentionally left blank.

Page 47


                   FIRST TRUST (registered trademark)

                BIOTECHNOLOGY SELECT PORTFOLIO, SERIES 3
             DIGITAL CONVERGENCE SELECT PORTFOLIO, SERIES 2
                 FIBER OPTICS SELECT PORTFOLIO, SERIES 2
            GENOMICS & PROTEOMICS SELECT PORTFOLIO, SERIES 2
                PHARMACEUTICAL SELECT PORTFOLIO, SERIES 3
              STORAGE & NETWORKING SELECT PORTFOLIO SERIES
                  TECHNOLOGY SELECT PORTFOLIO, SERIES 3
                    BIOTECHNOLOGY PORTFOLIO, SERIES 3
                 DIGITAL CONVERGENCE PORTFOLIO, SERIES 2
                    FIBER OPTICS PORTFOLIO, SERIES 2
                GENOMICS & PROTEOMICS PORTFOLIO, SERIES 2
                   PHARMACEUTICAL PORTFOLIO, SERIES 9
                  STORAGE & NETWORKING PORTFOLIO SERIES
                     TECHNOLOGY PORTFOLIO, SERIES 12
                                 FT 422

                                Sponsor:

                          NIKE SECURITIES L.P.

                    1001 Warrenville Road, Suite 300
                          Lisle, Illinois 60532
                             1-630-241-4141

                                Trustee:

                        The Chase Manhattan Bank

                       4 New York Plaza, 6th floor
                      New York, New York 10004-2413
                             1-800-682-7520
                          24-Hour Pricing Line:
                             1-800-446-0132

  This prospectus contains information relating to the above-mentioned unit investment trusts, but does not contain all of the information about this investment company as filed with the Securities and Exchange
                Commission in Washington, D.C. under the:

-  Securities Act of 1933 (file no. 333-32652) and

-  Investment Company Act of 1940 (file no. 811-05903)

  Information about the Trusts, including their Codes of Ethics, can be reviewed and copied at the Securities and Exchange Commission's Public
Reference Room in Washington D.C. Information regarding the operation of the Commission's Public Reference Room may be obtained by calling the
                      Commission at 1-202-942-8090.

    Information about the Trusts, including their Codes of Ethics, is available on the EDGAR Database on the Commission's Internet site at
                           http://www.sec.gov.

                 To obtain copies at prescribed rates -

              Write: Public Reference Section of the Commission
                     450 Fifth Street, N.W.
                     Washington, D.C. 20549-0102
     e-mail address: publicinfo@sec.gov


                             March 22, 2000


           PLEASE RETAIN THIS PROSPECTUS FOR FUTURE REFERENCE

Page 48


                   First Trust (registered trademark)

                              The FT Series

                         Information Supplement

This Information Supplement provides additional information concerning the structure, operations and risks of unit investment trusts ("Trusts") contained in FT 422 not found in the prospectus for the Trusts. This Information Supplement is not a prospectus and does not include all of the information that a prospective investor should consider before investing in a Trust. This Information Supplement should be read in conjunction with the prospectus for the Trust in which an investor is considering investing.


This Information Supplement is dated March 22, 2000. Capitalized terms have been defined in the prospectus.


                            Table of Contents

Risk Factors
   Securities                                                  1
   Dividends                                                   1
   Foreign Issuers                                             1
Litigation
   Microsoft Corporation                                       2
Concentrations
   Biotechnology/Pharmaceutical                                2
   Communications                                              3
   Technology                                                  3
Portfolios
   Biotechnology                                               4
   Digital Convergence                                         6
   Fiber Optics                                                8
   Genomics & Proteomics                                       9
   Pharmaceutical                                             11
   Storage & Networking                                       12
   Technology                                                 14

Risk Factors

Securities. An investment in Units should be made with an understanding of the risks which an investment in common stocks entails, including the risk that the financial condition of the issuers of the Securities or the general condition of the relevant stock market may worsen, and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases of value, as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises. Both U.S. and foreign markets have experienced substantial volatility and significant declines recently as a result of certain or all of these factors.

Dividends. Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally subordinate to those of creditors of, or holders of debt obligations or preferred stocks of, such issuers. Common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy.


Foreign Issuers. Since certain of the Securities included in certain Trusts consist of securities of foreign issuers, an investment in the Trusts involves certain investment risks that are different in some respects from an investment in a trust which invests entirely in the securities of domestic issuers. These investment risks include future political or governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant Securities, the possibility that the financial condition of the issuers of the Securities may become impaired or that the general condition of the relevant stock market may worsen (both of which would contribute directly to a decrease in the value of the Securities and thus in the value of the Units), the limited liquidity and relatively small market capitalization of the relevant securities market, expropriation or confiscatory taxation, economic uncertainties and foreign currency devaluations and fluctuations. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. The securities of many foreign issuers are less liquid and their prices more volatile than securities of comparable domestic issuers. In addition, fixed brokerage commissions and other transaction costs on foreign securities exchanges are generally higher than in the United States and there is generally less government supervision and regulation of exchanges, brokers and issuers in foreign countries than there is in the United States. However, due to the nature of the issuers of the Securities selected for the Trusts, the Sponsor believes that adequate information will be available to allow the Supervisor to provide portfolio surveillance for the Trusts.


Securities issued by non-U.S. issuers generally pay dividends in foreign currencies and are principally traded in foreign currencies. Therefore, there is a risk that the U.S. dollar value of these securities will vary with fluctuations in the U.S. dollar foreign exchange rates for the various Securities.

On the basis of the best information available to the Sponsor at the present time, none of the Securities in the Trusts are subject to exchange control restrictions under existing law which would materially interfere with payment to the Trusts of dividends due on, or proceeds from the sale of, the Securities. However, there can be no assurance that exchange control regulations might not be adopted in the future which might adversely affect payment to the Trusts. The adoption of exchange control regulations and other legal restrictions could have an adverse impact on the marketability of international securities in the Trusts and on the ability of the Trusts to satisfy its obligation to redeem Units tendered to the Trustee for redemption. In addition, restrictions on the settlement of transactions on either the purchase or sale side, or both, could cause delays or increase the costs associated with the purchase and sale of the foreign Securities and correspondingly could affect the price of the Units.

Investors should be aware that it may not be possible to buy all Securities at the same time because of the unavailability of any Security, and restrictions applicable to the Trusts relating to the purchase of a Security by reason of the federal securities laws or otherwise.

Foreign securities generally have not been registered under the Securities Act of 1933 and may not be exempt from the registration requirements of such Act. Sales of non-exempt Securities by a Trust in the United States securities markets are subject to severe restrictions and may not be practicable. Accordingly, sales of these Securities by the Trusts will generally be effected only in foreign securities markets. Although the Sponsor does not believe that the Trusts will encounter obstacles in disposing of the Securities, investors should realize that the Securities may be traded in foreign countries where the securities markets are not as developed or efficient and may not be as liquid as those in the United States. The value of the Securities will be adversely affected if trading markets for the Securities are limited or absent.

Litigation

Microsoft Corporation. Microsoft Corporation is currently engaged in litigation with Sun Microsystems, Inc., the U.S. Department of Justice and several state Attorneys General. The complaints against Microsoft include copyright infringement, unfair competition and anti-trust violations. The claims seek injunctive relief and monetary damages. As of the quarter ended December 31, 1999, Microsoft's management asserted that resolving these matters will not have a material adverse impact on its financial position or its results of operation.

Concentrations

Biotechnology/Pharmaceutical. An investment in Units of the Biotechnology Portfolios, the Genomics & Proteomics Portfolios and the Pharmaceutical Portfolios should be made with an understanding of the problems and risks such an investment may entail.

Companies involved in advanced medical devices and instruments, drugs and biotech have potential risks unique to their sector of the healthcare field. These companies are subject to governmental regulation of their products and services, a factor which could have a significant and possibly unfavorable effect on the price and availability of such products or services. Furthermore, such companies face the risk of increasing competition from new products or services, generic drug sales, the termination of patent protection for drug or medical supply products and the risk that technological advances will render their products obsolete. The research and development costs of bringing a drug to market are substantial, and include lengthy governmental review processes with no guarantee that the product will ever come to market. Many of these companies may have losses and may not offer certain products for several years. Such companies may also have persistent losses during a new product's transition from development to production, and revenue patterns may be erratic.

As the population of the United States ages, the companies involved in the healthcare field will continue to search for and develop new drugs, medical products and medical services through advanced technologies and diagnostics. On a worldwide basis, such companies are involved in the development and distributions of drugs, vaccines, medical products and medical services. These activities may make the biotechnology/pharmaceuticals sector very attractive for investors seeking the potential for growth in their investment portfolio. However, there are no assurances that the Trust's objectives will be met.

Legislative proposals concerning healthcare are proposed in Congress from time to time. These proposals span a wide range of topics, including cost and price controls (which might include a freeze on the prices of prescription drugs). The Sponsor is unable to predict the effect of any of these proposals, if enacted, on the issuers of Securities in the Trust.


Communications. An investment in Units of the Digital Convergence Portfolios and the Fiber Optics Portfolios should be made with an understanding of the problems and risks such an investment may entail. The market for high-technology communications products and services is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products and services. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.



The communications industry is subject to governmental regulation. However, as market forces develop, the government will continue to deregulate the communications industry, promoting vigorous economic competition and resulting in the rapid development of new communications technologies. The products and services of communications companies may be subject to rapid obsolescence. These factors could affect the value of the Trust's Units. For example, while telephone companies in the United States are subject to both state and federal regulations affecting permitted rates of returns and the kinds of services that may be offered, the prohibition against phone companies delivering video services has been lifted. This creates competition between phone companies and cable operators and encourages phone companies to modernize their communications infrastructure. Certain types of companies represented in the Trust's portfolio are engaged in fierce competition for a share of the market for their products. As a result, competitive pressures are intense and the stocks are subject to rapid price volatility.



Many communications companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology.



Technology. An investment in Units of the Digital Convergence Portfolios, the Fiber Optics Portfolios, the Storage & Networking Portfolios and the Technology Portfolios should be made with an understanding of the characteristics of the problems and risks such an investment may entail. Technology companies generally include companies involved in the development, design, manufacture and sale of computers and peripherals, software and services, data networking/communications equipment, internet access/information providers, semiconductors and semiconductor equipment and other related products, systems and services. The market for these products, especially those specifically related to the Internet, is characterized by rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. The success of the issuers of the Securities depends in substantial part on the timely and successful introduction of new products. An unexpected change in one or more of the technologies affecting an issuer's products or in the market for products based on a particular technology could have a material adverse affect on an issuer's operating results. Furthermore, there can be no assurance that the issuers of the Securities will be able to respond in a timely manner to compete in the rapidly developing marketplace.


Based on trading history of common stock, factors such as announcements of new products or development of new technologies and general conditions of the industry have caused and are likely to cause the market price of high-technology common stocks to fluctuate substantially. In addition, technology company stocks have experienced extreme price and volume fluctuations that often have been unrelated to the operating performance of such companies. This market volatility may adversely affect the market price of the Securities and therefore the ability of a Unit holder to redeem Units at a price equal to or greater than the original price paid for such Units.

Some key components of certain products of technology issuers are currently available only from single sources. There can be no assurance that in the future suppliers will be able to meet the demand for components in a timely and cost effective manner. Accordingly, an issuer's operating results and customer relationships could be adversely affected by either an increase in price for, or an interruption or reduction in supply of, any key components. Additionally, many technology issuers are characterized by a highly concentrated customer base consisting of a limited number of large customers who may require product vendors to comply with rigorous industry standards. Any failure to comply with such standards may result in a significant loss or reduction of sales. Because many products and technologies of technology companies are incorporated into other related products, such companies are often highly dependent on the performance of the personal computer, electronics and telecommunications industries. There can be no assurance that these customers will place additional orders, or that an issuer of Securities will obtain orders of similar magnitude as past orders from other customers. Similarly, the success of certain technology companies is tied to a relatively small concentration of products or technologies. Accordingly, a decline in demand of such products, technologies or from such customers could have a material adverse impact on issuers of the Securities.

Many technology companies rely on a combination of patents, copyrights, trademarks and trade secret laws to establish and protect their proprietary rights in their products and technologies. There can be no assurance that the steps taken by the issuers of the Securities to protect their proprietary rights will be adequate to prevent misappropriation of their technology or that competitors will not independently develop technologies that are substantially equivalent or superior to such issuers' technology. In addition, due to the increasing public use of the Internet, it is possible that other laws and regulations may be adopted to address issues such as privacy, pricing, characteristics, and quality of Internet products and services. For example, recent proposals would prohibit the distribution of obscene, lascivious or indecent communications on the Internet. The adoption of any such laws could have a material adverse impact on the Securities in the Trust.

Like many areas of technology, the semiconductor business environment is highly competitive, notoriously cyclical and subject to rapid and often unanticipated change. Recent industry downturns have resulted, in part, from weak pricing, persistent overcapacity, slowdown in Asian demand and a shift in retail personal computer sales toward the low end, or "sub- $1,000" segment. Industry growth is dependent upon several factors, including: the rate of global economic expansion; demand for products such as personal computers and networking and communications equipment; excess productive capacity and the resultant effect on pricing; and the rate of growth in the market for low-priced personal computers.

Portfolios

 Equity Securities Selected for Biotechnology Select Portfolio, Series 3
                  and Biotechnology Portfolio, Series 3

Both the Biotechnology Select Portfolio, Series 3 and the Biotechnology Portfolio, Series 3 contain common stocks of the following companies:

Biotech
_______

Affymetrix, Inc., headquartered in Santa Clara, California, develops and manufactures DNA chip technology which consists of DNA probe arrays containing gene sequences on a chip; a scanner to process probe arrays; and software to analyze the information. The company's "GeneChip" system acquires, analyzes and manages complex genetic information in order to improve the diagnosis, monitoring and treatment of disease.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

BioChem Pharma Inc., headquartered in Laval, Quebec, Canada, is an international biopharmaceutical company that researches and develops therapeutic products. The company also researches, develops, makes and sells vaccine and diagnostic products for a broad range of infectious and other diseases.

Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.

COR Therapeutics, Inc., headquartered in South San Francisco, California, focuses on the development of novel pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. The company focuses on the discovery, development and commercialization of pharmaceutical products to prevent and treat severe cardiovascular diseases, including arterial thrombosis, a blockage occurring in an artery; venous thrombosis, a thrombus occurring in a vein; and restenosis, a renarrowing of the arteries.

Celera Genomics, headquartered in Rockville, Maryland, is a subsidiary of PE Corporation. The company is involved in the sequencing of the human genome (and other biologically important model organisms) and generates, sells and supports genomic information and related information management and analysis software. The company also discovers, validates and licenses proprietary gene products, genetic markets and information concerning genetic variability.

Chiron Corporation, headquartered in Emeryville, California, develops, produces and sells products related to the diagnosis, prevention and treatment of human diseases, including certain types of cancer and cardiovascular and infectious diseases. The company participates in markets for biopharmaceuticals, blood testing and vaccines.

Enzon, Inc., headquartered in Piscataway, New Jersey, researches, develops, makes and sells enhanced therapeutics based on the application of proprietary technologies in the areas of blood substitutes, genetic diseases and oncology.

Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.

Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.

Human Genome Sciences, Inc., headquartered in Rockville, Maryland, researches and develops potential proprietary drug and diagnostic products based on the discovery and understanding of the medical uses of genes.

IDEC Pharmaceuticals Corporation, headquartered in San Diego,
California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.

Immunex Corporation, headquartered in Seattle, Washington, discovers, develops, makes and markets therapeutic products for the treatment of cancer, infectious diseases and immunological disorders. The company's products are sold worldwide.

Incyte Pharmaceuticals, Inc., headquartered in Palo Alto, California, designs, sells and supports genomic database products, genomic data management software tools, and related reagents and services. The company has created a portfolio of database products.

Invitrogen Corporation, headquartered in Carlsbad, California, develops, manufactures and sells research kits and provides research services to corporate, academic and government entities. The company's kits and products are used in gene cloning, expression and analysis techniques as well as other molecular biology activities.

MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.

Millennium Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts, is a drug discovery and development company that researches and develops a broad range of therapeutic and diagnostic products for the commercial application of genetics, genomics and bioinformatics.

Protein Design Labs, Inc., headquartered in Fremont, California, develops human and humanized antibodies and other products to treat or prevent a variety of viral, immune-mediated and inflammatory diseases as well as certain cancers and cardiovascular conditions.

Transkaryotic Therapies, Inc., headquartered in Cambridge,
Massachusetts, develops and commercializes therapeutic proteins and gene therapy products for the long-term treatment and cure of a broad range of human diseases.

Pharmaceuticals
________________

American Home Products Corporation, headquartered in Madison, New
Jersey, makes nutritionals, cardiovascular and metabolic disease therapies, mental health products, anti-inflammatory/analgesic products and vaccines, and over-the-counter drugs. The company also makes crop protection and pest control products.

Andrx Corporation, headquartered in Fort Lauderdale, Florida, formulates and commercializes controlled-release oral pharmaceuticals utilizing its proprietary drug delivery technologies to improve drug therapy. The company also develops generic versions of selected high sales volume controlled-release brand name pharmaceuticals.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

Glaxo Wellcome Plc (ADR), headquartered in London, England, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Roche Holdings AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. Through its subsidiaries, the company develops pharmaceuticals and drugs, fine chemicals and vitamins, fragrances and flavors, diagnostic equipment and liquid crystals. Products are distributed throughout Europe, Asia, Latin America and the United States.

Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.

  Equity Securities Selected for Digital Convergence Select Portfolio,
           Series 2 and Digital Convergence Portfolio, Series 2

Both the Digital Convergence Select Portfolio, Series 2 and the Digital Convergence Portfolio, Series 2 contain common stocks of the following companies:

COMMUNICATIONS

Communications Equipment
________________________

JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.

Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.

Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.

Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.

Communications Services
_______________________

AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.

MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.

Wireless Communications
_______________________

L.M. Ericsson AB (ADR), headquartered in Stockholm, Sweden, develops and produces advanced systems, products and services for wired and mobile communications in public and private networks worldwide. The company's product line includes digital and analog systems for telephones and networks, microwave radio links, radar surveillance systems and business systems.

Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.

ENTERTAINMENT

Consumer Electronics
____________________

Koninklijke (Royal) Philips Electronics N.V., headquartered in
Amsterdam, the Netherlands, makes lighting products; consumer electronics; components and sub-systems; music and films, integrated circuits and discrete semiconductors; and medical systems and business electronics. The company markets its products worldwide.

Sony Corporation (ADR), headquartered in Tokyo, Japan, develops, makes and markets electronic equipment and devices. Products include video and audio equipment and televisions; computers and computer peripherals;

semiconductors and telecommunication equipment.

Internet Content
________________

America Online, Inc., headquartered in Dulles, Virginia, provides online services to consumers in the United States, Canada, Europe and Japan offering subscribers a wide variety of services, including electronic mail, conferencing, news, sports, Internet access, entertainment, weather, stock quotes, software, computing support and online classes.

CMGI Inc., headquartered in Andover, Massachusetts, invests in and develops Internet companies; operates direct marketing companies and venture funds focused on the Internet; and, through subsidiaries, provides fulfillment services.

Yahoo! Inc., headquartered in Santa Clara, California, is a global Internet media company that offers a family of branded on-line media properties, including "YAHOO!" The company's Web site enables users to locate and access information and services through hypertext links from a hierarchical, subject-based directory of Web sites.

Multimedia
__________

The Walt Disney Company, headquartered in Burbank, California, is a diversified international entertainment company with operations in filmed entertainment, theme parks and resorts and consumer products. The company also has broadcasting (including Capital Cities/ABC, Inc.) and publishing operations.

Viacom Inc. (Class B), headquartered in New York, New York, operates satellite entertainment networks, television stations and theme parks; produces and distributes theatrical motion pictures and television programming; operates videocassette rental and sales stores; and publishes books and software products. The company's operations include Blockbuster video and music retailers, MTV Networks, Paramount Pictures, Paramount Television, Paramount Parks, Showtime Networks, and Simon & Schuster publishing company.

TECHNOLOGY

Computers & Peripherals
_______________________

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."

Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.

Internet Software & Services
____________________________

Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company's data centers are located throughout the United States and in England.

Inktomi Corporation, headquartered in Foster City, California, develops and markets scalable Internet software. The company's products are designed to enhance the performance and intelligence of large scale networks and include search engine, shopping engine and traffic service network caching products.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.

Phone.com, Inc., headquartered in Redwood City, California, provides software to deliver Internet-based services to mass-market wireless telephones. The company's product provides access to Internet services and intranet-based services, including news, stocks, e-mail, travel, weather, and sports to wireless subscribers.

RealNetworks, Inc., headquartered in Seattle, Washington, develops and markets software products and services designed to enable users of personal computers and other digital devices to send and receive real-time media using today's infrastructure. The company's products and services include, "RealSystem G2," "Real Broadcast Network" and "RealJukebox."

VeriSign, Inc., headquartered in Mountain View, California, provides digital certificate solutions and infrastructure needed by companies, government agencies, trading partners and individuals to conduct trusted and secure communications and commerce over the Internet and over intranets and extranets using the Internet Protocol.

Networking Products
___________________

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

Semiconductors
______________

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

 Equity Securities Selected for Fiber Optics Select Portfolio, Series 2
                  and Fiber Optics Portfolio, Series 2

Both the Fiber Optics Select Portfolio, Series 2 and the Fiber Optics Portfolio, Series 2 contain common stocks of the following companies:

Communications Services
_______________________

AT&T Corp., headquartered in New York, New York, provides voice, data and video telecommunications services; regional, domestic, international and local communication transmission services; cellular telephone and other wireless services; and billing, directory and calling card services.

Allied Riser Communications Corporation, headquartered in Dallas, Texas, provides broadband data, video and voice communications services to small- and medium-sized businesses in various metropolitan areas in the United States. The company delivers its services over fiber optic networks.

Global Crossing Ltd., headquartered in Hamilton, Bermuda, provides global Internet and long distance telecommunications facilities and services utilizing a network of undersea digital fiber optic cable systems and associated terrestrial backhaul capacity. The company operates as a carrier's carrier, providing tiered pricing and segmented products to licensed providers of international telecommunications services.

Level 3 Communications, Inc., headquartered in Broomfield, Colorado, provides telecommunications and information services, including local, long distance and data transmission. The company is building the first international network optimized for Internet Protocol technology. The network will combine both local and long distance networks, connecting customers end-to-end across the United States and in Europe and Asia.

MCI WorldCom, Inc., headquartered in Clinton, Mississippi, operates as a global communications company which provides facilities-based and fully-integrated local, long distance, international and Internet services in over 65 countries encompassing the Americas, Europe and the Asia-Pacific regions. The company also offers wireless and 800 services, calling cards, private lines and debit cards.

Metromedia Fiber Network, Inc. (Class A), headquartered in White Plains, New York, provides technologically advanced, high-bandwidth, fiber optic communications infrastructure to carrier and corporate and government customers in the United States and Europe.

Qwest Communications International Inc., headquartered in Denver,
Colorado, provides broadband Internet-based data, voice and image communications for businesses and consumers. The company also constructs and installs fiber optic systems for other communications providers and its own use.

Time Warner Telecom Inc., headquartered in Greenwood Village, Colorado, is a fiber facilities-based local exchange carrier in selected metropolitan areas across the United States. The company offers a wide range of business telephony services, primarily to medium- and large-sized business customers and other carriers. The company's customers include telecommunications-intensive business end-users and long distance carriers.

Williams Communications Group, Inc., headquartered in Tulsa, Oklahoma, owns and operates a nationwide fiber optic network focused on providing voice, data, Internet and video services to communications service providers. The company also sells, installs and maintains communications equipment and network services.

Communications Equipment
________________________

ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.

Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.

Nortel Networks Corporation, headquartered in Brampton, Ontario, Canada, makes fully-digital telecommunications switching equipment and communications equipment and systems for business and residential use. The company operates worldwide.

Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.

Fiber Optics
____________

CIENA Corporation, headquartered in Linthicum, Maryland, designs, manufactures and sells dense wavelength division multiplexing systems for long distance fiber optic telecommunications networks. The company also provides a range of engineering, furnishing and installation services. The company's systems alleviate capacity constraints in high traffic, long distance fiber optic routes without requiring installation of new fiber.

Corning Incorporated, headquartered in Corning, New York, with subsidiaries, manufactures and sells optical fiber, cable, hardware and components for the global telecommunications industry; ceramic emission control substrates used in pollution-control devices; and plastic and glass laboratory products. The company also produces high-performance displays and components for television and other communications-related industries.

Digital Lightwave, Inc., headquartered in Clearwater, Florida, designs, develops, markets and supports diagnostic products. The company's products monitor, maintain and manage fiber optic-based networks. The company's products provide telecommunications service providers and equipment manufacturers with the capability to deploy and manage fiber optic networks.

Ditech Communications Corporation, headquartered in Mountain View, California, designs, develops and markets equipment used in building and expanding telecommunications and cable communications networks. The company's products include echo cancellation equipment and equipment that enables and facilitates communications over fiber optic networks.

Finisar Corporation, headquartered in Sunnyvale, California, develops and manufactures gigabit-rate fiber optic systems and components for high-speed serial data communications. The company's fiber optic systems include GBIC transceivers, optical multiplexers and link extenders, protocol analyzers and data generators for Gigabit Ethernet and Fibre Channel networks.

Harmonic Inc., headquartered in Sunnyvale, California, makes and sells highly integrated fiber optic and digital systems for delivering video, voice and data services over cable, satellite and wireless networks. The company's "TRANsend" digital product line combines and customizes content from a variety of sources.

JDS Uniphase Corporation, headquartered in San Jose, California, designs, develops, makes and markets laser subsystems, laser-based semiconductor wafer defect examination and analysis equipment and fiber optic telecommunications equipment products.

SDL, Inc., headquartered in San Jose, California, designs, manufactures and markets semiconductor optoelectronic integrated circuits, semiconductor lasers, fiber optic products and optoelectronic systems. The company's products are used in the telecommunications, cable television, dense wavelength division multiplexing and satellite communications markets.

Networking Products
___________________

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

Redback Networks Inc., headquartered in Sunnyvale, California, provides advanced networking solutions. The company's solutions enable carriers, cable multiple system operators and service providers to rapidly deploy high-speed broadband access to the Internet and corporate networks. The company's subscriber management system connects and manages subscribers using digital subscriber line, cable and wireless technologies.

Sycamore Networks, Inc., headquartered in Chelmsford, Massachusetts, develops and markets software-based optical networking products. The company's customers include local exchange carriers, incumbent local exchange carriers, long distance carriers, Internet service providers, cable operators, international telephone companies and wholesale carriers.

 Equity Securities Selected for Genomics & Proteomics Select Portfolio,
         Series 2 and Genomics & Proteomics Portfolio, Series 2

Both the Genomics & Proteomics Select Portfolio, Series 2 and the
Genomics & Proteomics Portfolio, Series 2 contain common stocks of the following companies:

Abgenix, Inc., headquartered in Fremont, California, develops and intends to commercialize its XenoMouse technology to produce antibody therapeutic products used in the prevention and treatment of various conditions, such as transplant related diseases, inflammatory and autoimmune disorders, and cancer.

Affymetrix, Inc., headquartered in Santa Clara, California, develops and manufactures DNA chip technology which consists of DNA probe arrays containing gene sequences on a chip; a scanner to process probe arrays; and software to analyze the information. The company's "GeneChip" system acquires, analyzes and manages complex genetic information in order to improve the diagnosis, monitoring and treatment of disease.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.

COR Therapeutics, Inc., headquartered in South San Francisco, California, focuses on the development of novel pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. The company focuses on the discovery, development and commercialization of pharmaceutical products to prevent and treat severe cardiovascular diseases, including arterial thrombosis, a blockage occurring in an artery; venous thrombosis, a thrombus occurring in a vein; and restenosis, a renarrowing of the arteries.

Celera Genomics Group, headquartered in Norwalk, Connecticut, is a subsidiary of PE Corporation. The company is involved in the sequencing of the human genome (and other biologically important model organisms) and generates, sells and supports genomic information and related information management and analysis software. The company also discovers, validates and licenses proprietary gene products, genetic markets and information concerning genetic variability.

Chiron Corporation, headquartered in Emeryville, California, develops, produces and sells products related to the diagnosis, prevention and treatment of human diseases, including certain types of cancer and cardiovascular and infectious diseases. The company participates in markets for biopharmaceuticals, blood testing and vaccines.

CuraGen Corporation, headquartered in New Haven, Connecticut, applies genomics, the study of genes and their functions, to the systematic discovery of genes, biological pathways and drug candidates in order to accelerate the discovery and development of the next generation of therapeutic, agricultural and diagnostic products.

Emisphere Technologies, Inc., headquartered in Tarrytown, New York, develops novel technologies for the oral delivery of pharmaceuticals which could previously be taken only by injection or other non-oral means. The company is working to develop and commercialize its proprietary technologies, which are intended to surmount the obstacles associated with the oral administration of many currently injectable therapeutic agents.

Enzon, Inc., headquartered in Piscataway, New Jersey, researches, develops, makes and sells enhanced therapeutics based on the application of proprietary technologies in the areas of blood substitutes, genetic diseases and oncology.

Gene Logic Inc., headquartered in Gaithersburg, Maryland, uses a proprietary system to discover drug targets and drug leads and provides genomic database products for pharmaceutical company partners. The company has strategic alliances with Procter & Gamble Pharmaceuticals, Inc., Japan Tobacco, Inc. and N.V. Organon, a unit of Akzo Nobel N.V.

Genentech, Inc., headquartered in South San Francisco, California, discovers, develops, makes and sells human pharmaceuticals based on recombinant DNA technology (gene splicing). The company also makes and markets certain products within the United States which are sold to F. Hoffmann-La Roche Ltd. (HLR) for distribution outside the United States.

Genome Therapeutics Corp., headquartered in Waltham, Massachusetts, identifies and characterizes the genes of disease-causing organisms, as well as human genes associated with major diseases, including prostate cancer, asthma, osteoporosis and neuropsychiatric disorders.

Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.

Gilead Sciences, Inc., headquartered in Foster City, California, discovers, develops and commercializes treatments for important viral diseases, including a currently available therapy for cytomegalovirus retinitis, and products in development to treat diseases caused by human immunodeficiency virus, hepatitis B virus and influenza virus.

Human Genome Sciences, Inc., headquartered in Rockville, Maryland, researches and develops potential proprietary drug and diagnostic products based on the discovery and understanding of the medical uses of genes.

Hyseq, Inc., headquartered in Sunnyvale, California, develops gene-based therapeutic product candidates and diagnostic products and tests using its proprietary DNA array technology. The company believes that its HyX genomics platform, which utilizes its proprietary sequencing by hybridization technology as its foundation, generates higher gene sequence throughput with greater analytical flexibility and accuracy and lower cost than prevailing technologies.

IDEC Pharmaceuticals Corporation, headquartered in San Diego,
California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.

ImClone Systems Incorporated, headquartered in New York, New York, researches and develops therapeutic products for the treatment of selected cancers and cancer-related disorders. The company's product candidates include interventional therapeutics for cancer and cancer vaccines.

Immunex Corporation, headquartered in Seattle, Washington, discovers, develops, makes and markets therapeutic products for the treatment of cancer, infectious diseases and immunological disorders. The company's products are sold worldwide.

Incyte Pharmaceuticals, Inc., headquartered in Palo Alto, California, designs, sells and supports genomic database products, genomic data management software tools, and related reagents and services. The company has created a portfolio of database products.

Lynx Therapeutics, Inc., headquartered in Hayward, California, holds and continues to develop certain proprietary technologies that enables the simultaneous identification and analysis of nearly all the DNA molecules or fragments in a single biological sample.

Medarex, Inc., headquartered in Princeton, New Jersey, develops therapeutic products for the treatment of cancer, AIDS and other life-threatening diseases based on proprietary technology in the field of immunology. The company uses innovative monoclonal antibody technology to develop proprietary therapeutic pharmaceuticals to treat cancer, AIDS and other infectious diseases, autoimmune diseases and cardiovascular disease.

MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.

Millennium Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts, is a drug discovery and development company that researches and develops a broad range of therapeutic and diagnostic products for the commercial application of genetics, genomics and bioinformatics.

Myriad Genetics, Inc., headquartered in Salt Lake City, Utah, discovers and sequences genes related to major common diseases, such as cancer and cardiovascular disease and the central nervous system using analyses of extensive family histories and genetic material, as well as proprietary technologies, to identify inherited gene mutations.

Nanogen, Inc., headquartered in San Diego, California, integrates advanced microelectronics and molecular biology into a platform technology with applications in the fields of medical diagnostics, genetic testing, genomics, biomedical research, and drug discovery.

Neurocrine Biosciences, Inc., headquartered in San Diego, California, discovers and develops therapeutics for the treatment of diseases and disorders of the central nervous and immune systems including anxiety, depression, Alzheimer's disease, obesity and multiple sclerosis.

Protein Design Labs, Inc., headquartered in Fremont, California, develops human and humanized antibodies and other products to treat or prevent a variety of viral, immune-mediated and inflammatory diseases as well as certain cancers and cardiovascular conditions.

Transkaryotic Therapies, Inc., headquartered in Cambridge,
Massachusetts, develops and commercializes therapeutic proteins and gene therapy products for the long-term treatment and cure of a broad range of human diseases.

Equity Securities Selected for Pharmaceutical Select Portfolio, Series 3
                  and Pharmaceutical Portfolio, Series 9

Both the Pharmaceutical Select Portfolio, Series 3 and the
Pharmaceutical Portfolio, Series 9 contain common stocks of the following companies:

Abbott Laboratories, headquartered in Abbott Park, Illinois, discovers, develops, makes and sells a broad and diversified line of healthcare products and services.

Amgen Inc., headquartered in Thousand Oaks, California, is a global biotechnology concern which develops, makes and markets human therapeutics based on advanced cellular and molecular biology, including a protein that stimulates red blood cell production and a protein that stimulates white blood cell production.

Andrx Corporation, headquartered in Fort Lauderdale, Florida, formulates and commercializes controlled-release oral pharmaceuticals utilizing its proprietary drug delivery technologies to improve drug therapy. The company also develops generic versions of selected high sales volume controlled-release brand name pharmaceuticals.

Biogen, Inc., headquartered in Cambridge, Massachusetts, develops and makes pharmaceuticals for human healthcare through genetic engineering. The company's primary focus is on developing and testing products for the treatment of multiple sclerosis, inflammatory and respiratory diseases, kidney diseases and certain viruses and cancers.

Bristol-Myers Squibb Company, headquartered in New York, New York, through divisions and subsidiaries, produces and distributes pharmaceutical and non-prescription health products, toiletries and beauty aids, and medical devices.

COR Therapeutics, Inc., headquartered in South San Francisco, California, focuses on the development of novel pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. The company focuses on the discovery, development and commercialization of pharmaceutical products to prevent and treat severe cardiovascular diseases, including arterial thrombosis, a blockage occurring in an artery; venous thrombosis, a thrombus occurring in a vein; and restenosis, a renarrowing of the arteries.

Chiron Corporation, headquartered in Emeryville, California, develops, produces and sells products related to the diagnosis, prevention and treatment of human diseases, including certain types of cancer and cardiovascular and infectious diseases. The company participates in markets for biopharmaceuticals, blood testing and vaccines.

Elan Corporation Plc (ADR), headquartered in Dublin, Ireland, is a specialty pharmaceutical company. The company develops and licenses drug delivery systems formulated to increase the therapeutic value of certain medications, with reduced side effects. The company also develops and markets therapeutic agents to diagnose and treat central nervous systems diseases and disorders.

Genzyme Corporation (General Division), headquartered in Cambridge, Massachusetts, develops and markets specialty therapeutic, surgical and diagnostic products, pharmaceuticals and genetic diagnostic services. The company also develops, makes and markets biological products for the treatment of cartilage damage, severe burns, chronic skin ulcers and neurodegenerative diseases.

Glaxo Wellcome Plc (ADR), headquartered in London, England, conducts research into and develops, makes and markets ethical pharmaceuticals around the world. Products include gastrointestinal, respiratory, anti-emesis, anti-migraine, systemic antibiotics, cardiovascular, dermatological, foods and animal health.

IDEC Pharmaceuticals Corporation, headquartered in San Diego,
California, develops products for the long-term management of immune system cancers and autoimmune and inflammatory diseases. The company's lead immune system cancer and rheumatoid arthritis products are genetically engineered to combat disease through the patient's immune system.

Immunex Corporation, headquartered in Seattle, Washington, discovers, develops, makes and markets therapeutic products for the treatment of cancer, infectious diseases and immunological disorders. The company's products are sold worldwide.

Johnson & Johnson, headquartered in New Brunswick, New Jersey, makes and sells pharmaceuticals, personal healthcare products, medical and surgical equipment, and contact lenses.

Eli Lilly and Company, headquartered in Indianapolis, Indiana, with subsidiaries, develops, makes and markets pharmaceutical and animal health products sold in countries around the world. The company also provides healthcare management services in the United States.

MedImmune, Inc., headquartered in Gaithersburg, Maryland, develops and markets products for the prevention and treatment of infectious diseases, autoimmune diseases and cancer. The company's products are also used in transplantation medicine.

Merck & Co., Inc., headquartered in Whitehouse Station, New Jersey, is a leading pharmaceutical concern that discovers, develops, makes and markets a broad range of human and animal health products and services. The company also administers managed prescription drug programs.

Novartis AG (ADR), headquartered in Basel, Switzerland, manufactures healthcare products for use in a broad range of medical fields, as well as nutritional and agricultural products. The company markets its products worldwide.

Pfizer Inc., headquartered in New York, New York, produces and distributes anti-infectives, anti-inflammatory agents, cardiovascular agents, antifungal drugs, central nervous system agents, orthopedic implants, food science products, animal health products, toiletries, baby care products, dental rinse and other proprietary health items.

Roche Holdings AG (ADR), headquartered in Basel, Switzerland, develops and manufactures pharmaceutical and chemical products. Through its subsidiaries, the company develops pharmaceuticals and drugs, fine chemicals and vitamins, fragrances and flavors, diagnostic equipment and liquid crystals. Products are distributed throughout Europe, Asia, Latin America and the United States.

Schering-Plough Corporation, headquartered in Madison, New Jersey, develops, makes and markets pharmaceutical and healthcare products worldwide. Products include prescription drugs, animal health products and over-the-counter foot care and sun care products.

  Equity Securities Selected for Storage & Networking Select Portfolio
             Series and Storage & Networking Portfolio Series

Both the Storage & Networking Select Portfolio Series and the Storage & Networking Portfolio Series contain common stocks of the following companies:

Computers & Peripherals
_______________________

Compaq Computer Corporation, headquartered in Houston, Texas, operates the world's second largest computer company, manufacturing desktop and portable computers and PC servers.

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.

Networking Products
___________________

3Com Corporation, headquartered in Santa Clara, California, offers a broad range of networking products which connect people and organizations to information. Products include routers, switches, hubs, remote access concentrators, and network management software for Ethernet, Token Ring, Fiber Distributed Data Interface, Asynchronous Transfer Mode and other high-speed technologies.

Adaptec, Inc., headquartered in Milpitas, California, designs, makes and markets hardware and software products that enhance data transfer rates between computers, peripherals and networks. The company's
"Input/Output," connectivity and network products are incorporated into the systems and products of major computer and peripheral makers worldwide.

Brocade Communications Systems, Inc., headquartered in San Jose,
California, supplies Fibre Channel switching solutions for storage area networks (SANs). The company's products are connected to computers and storage devices, such as disk drives and tape drives, that computers use to save information.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Crossroads Systems, Inc., headquartered in Austin, Texas, is a provider of storage routers for storage area networks, enabling Fibre Channel storage area networks to connect with many of an organization's other computer devices that use different computer protocols. The company's products are sold through server and storage system original equipment manufacturers.

Emulex Corporation, headquartered in Costa Mesa, California, designs and makes network connectivity products such as Fibre Channel, printer servers and network access products. The company's hardware and software-based networking solutions improve communication in computer networks and enhance data flow between computers and peripherals.

Extreme Networks, Inc., headquartered in Santa Clara, California, provides switching solutions designed to meet the needs of enterprise local area networks, or LANs. The company's products, including its "Summit" stackable and "BlackDiamond" modular product families, incorporate an ASIC-based, wire-speed architecture.

Foundry Networks, Inc., headquartered in Sunnyvale, California, designs, develops, manufactures and markets a comprehensive suite of high performance networking products for building and maintaining efficient, high performance networks.

JNI Corp., headquartered in San Diego, California, is a designer and supplier of Fibre Channel hardware and software products that connect servers and data storage devices to form storage area networks. The company's primary products are host bus adapters for use with the SBus and PCI interfaces.

Juniper Networks, Inc., headquartered in Mountain View, California, provides Internet infrastructure solutions for Internet service providers and other telecommunications service providers. The company delivers next generation Internet backbone routers that are designed for service provider networks.

Network Appliance, Inc. , headquartered in Sunnyvale, California, designs, makes, markets and supports high performance network data storage devices which provide fast, simple, reliable and cost-effective file service for data-intensive network environments.

Redback Networks Inc., headquartered in Sunnyvale, California, provides advanced networking solutions. The company's solutions enable carriers, cable multiple system operators and service providers to rapidly deploy high-speed broadband access to the Internet and corporate networks. The company's subscriber management system connects and manages subscribers using digital subscriber line, cable and wireless technologies.

Visual Networks, Inc., headquartered in Rockville, Maryland, makes and sells wide-area-network service level management systems for statistically multiplexed technologies such as Frame Relay and IP/Internet.

Semiconductors
______________

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

QLogic Corporation, headquartered in Costa Mesa, California, designs and supplies semiconductor products that provide interface connections between computer systems and their attached data storage peripherals such as hard disk drives, tape drives and subsystems.

Storage
_______

Advanced Digital Information Corporation, headquartered in Redmond, Washington, designs, makes, markets and supports specialized data storage peripherals used to back up and archive electronic data for PC-based and UNIX client/server network computing environments.

EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."

Seagate Technology, Inc., headquartered in Scotts Valley, California, is a leading provider of products to store, retrieve and manage data on computer and data communications systems. It produces and sells disk drives and magnetic discs used in computer systems and multimedia applications as well as disc drive components, tape drives and software.

VERITAS Software Corporation, headquartered in Mountain View,
California, designs, develops, markets and supports enterprise data storage management and high availability products for open system environments.

Software
________

BroadVision, Inc., headquartered in Redwood City, California, develops, markets and supports application software solutions. The company provides an integrated software application system, "BroadVision One-To-One," that enables businesses to create applications for interactive marketing and selling services on the World Wide Web.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP")

Exodus Communications, Inc., headquartered in Santa Clara, California, provides Internet system and network management solutions for enterprises with mission-critical Internet operations. The company's data centers are located throughout the United States and in England.

Legato Systems, Inc., headquartered in Palo Alto, California, develops, sells and supports network storage management software products for heterogeneous client/server computing environments and large-scale enterprises.

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

Equity Securities Selected for Technology Select Portfolio, Series 3 and
                     Technology Portfolio, Series 12

Both the Technology Select Portfolio, Series 3 and the Technology
Portfolio, Series 12 contain common stocks of the following companies:

Communications Equipment
________________________

ADC Telecommunications, Inc., headquartered in Minnetonka, Minnesota, designs, makes and markets a broad range of products and services that enable its customers to construct and upgrade their telecommunications networks to support increasing user demand for voice, data and video services.

JDS Uniphase Corporation, headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Lucent Technologies Inc., headquartered in Murray Hill, New Jersey, designs, develops and manufactures communications systems, software and products worldwide. The company's research and development activities are conducted through Bell Laboratories.

Nokia Oy (ADR), headquartered in Espoo, Finland, supplies telecommunications systems and equipment, including mobile phones, battery chargers for mobile phones, computer monitors, multimedia network terminals and satellite receivers. The company provides its products and services worldwide.

QUALCOMM Incorporated, headquartered in San Diego, California, designs, develops, makes, sells, licenses and operates advanced communications systems and products based on proprietary digital wireless technology. The company's products include "CDMA" integrated circuits, wireless phones and infrastructure products, transportation management information systems and ground stations, and phones for the low-earth-orbit satellite communications system.

Tellabs, Inc., headquartered in Lisle, Illinois, makes and services voice, data and video transport and network access systems used by public telephone companies, long-distance carriers, alternate service providers, cellular providers, cable operators, government agencies, utilities and business end-users.

Computers & Peripherals
_______________________

Dell Computer Corporation, headquartered in Round Rock, Texas, designs, develops, makes, sells, services and supports a broad range of computer systems, including desktops, notebooks and servers compatible with industry standards under the "Dell" brand name. The company also sells software, peripheral equipment, and service and support programs.

EMC Corporation, headquartered in Hopkinton, Massachusetts, designs, manufactures, markets and supports hardware, software and service products for the enterprise storage market. The company's products are sold as integrated storage solutions for customers on various computing platforms including "UNIX" and "Windows NT."

Gateway Inc., headquartered in San Diego, California, markets personal computers (PCs) and related products and services. The company develops, manufactures, markets and supports a broad line of desktop and portable personal computers, digital media (convergence) PCs, servers, workstations and PC-related products for use by individuals, businesses, government agencies and educational institutions.

Hewlett-Packard Company, headquartered in Palo Alto, California, designs, makes and services equipment and systems for measurement, computation and communications including computer systems, personal computers, printers, calculators, electronic test equipment, medical electronic equipment, electronic components and instrumentation for chemical analysis.

International Business Machines Corporation, headquartered in Armonk,
New York, provides customer solutions through the use of advanced information technologies. The company offers a variety of solutions that include services, software, systems, products, financing and technologies.

Seagate Technology, Inc., headquartered in Scotts Valley, California, designs, manufactures and markets products for storage, retrieval and management of data on computer and data communications systems. The company's products include disk drives and magnetic discs used in computer systems and multimedia applications; and disc drive components, tape drives and software.

Solectron Corporation, headquartered in Milpitas, California, provides a complete range of advanced manufacturing services, including sophisticated electronic assembly and turnkey manufacturing management services, to original equipment manufacturers in the electronics industry.

Sun Microsystems, Inc., headquartered in Palo Alto, California, supplies network computing products, including desktop systems, storage subsystems, network switches, servers, software, microprocessors and a full range of services and support, using the UNIX operating system.

Computer Software & Services
____________________________

BMC Software, Inc., headquartered in Houston, Texas, provides high-performance systems management software products for mainframe and client/server based information systems. The company also sells and provides maintenance enhancement and support services for its products.

Check Point Software Technologies Ltd., headquartered in Ramat-Gan, Israel, develops, sells and supports secure enterprise networking solutions. The company's integrated architecture includes network security ("FireWall-1," "VPN-1," "Open Security Manager" and "Provider-1"), traffic control ("FloodGate-1" and "ConnectControl") and Internet protocol address management ("Meta IP").

Microsoft Corporation, headquartered in Redmond, Washington, develops, manufactures, licenses and supports a wide range of software products. The company offers operating system software, server application software, business and consumer applications software, software development tools and Internet and intranet software. "Windows" is the company's flagship PC operating system. The company also develops the MSN network of Internet products and services.

Oracle Corporation, headquartered in Redwood Shores, California, designs, develops, markets and supports computer software products with a wide variety of uses, including database management, application development, business intelligence and business applications.

Siebel Systems, Inc., headquartered in San Mateo, California, designs, sells and supports enterprise-class sales and marketing information software systems. The company also designs, develops and markets a Web-based application software product.

Networking Products
___________________

3Com Corporation, headquartered in Santa Clara, California, offers a broad range of networking products which connect people and organizations to information. Products include routers, switches, hubs, remote access concentrators, and network management software for Ethernet, Token Ring, Fiber Distributed Data Interface, Asynchronous Transfer Mode and other high-speed technologies.

Cisco Systems, Inc., headquartered in San Jose, California, provides networking solutions that connect computing devices and computer networks. The company offers various products to utilities, corporations, universities, governments and small to medium businesses worldwide.

Semiconductor Equipment
_______________________

Applied Materials, Inc., headquartered in San Diego, California, designs, makes and markets high-performance, high-bandwidth silicon products for automated test equipment, high-speed computing and military markets throughout the world.

Novellus Systems, Inc., headquartered in San Jose, California, designs, makes, sells and services chemical vapor deposition equipment used in the fabrication of integrated circuits. The company sells its products to semiconductor manufacturers worldwide.

Semiconductors
______________

Altera Corporation, headquartered in San Jose, California, designs, manufactures and markets programmable logic devices and associated development tools to the telecommunications, data communications and industrial applications markets.

Intel Corporation, headquartered in Santa Clara, California, designs, develops, makes and markets advanced microcomputer components and related products at various levels of integration. Principal components consist of silicon-based semiconductors etched with complex patterns of transistors.

National Semiconductor Corporation, headquartered in Santa Clara,
California, designs, develops, makes and markets analog intensive, mixed-signal and other integrated circuits for applications in the communications, personal systems, consumer and industrial markets. The company's products are marketed throughout the world through a direct sales force and a network of distributors.

PMC-Sierra, Inc., headquartered in Burnaby, British Columbia, Canada, designs, develops, markets and supports high-performance semiconductor system solutions used in broadband communications infrastructures, high-bandwidth networks and multimedia personal computers.

STMicroelectronics N.V., headquartered in St. Genis Pouilly, France, designs, develops, makes and markets a broad range of semiconductor integrated circuits and discrete devices used in a variety of microelectronic applications, including telecommunications and computer systems, consumer products, automotive products and industrial automation and control systems.

Texas Instruments Incorporated, headquartered in Dallas, Texas, provides semiconductor products and designs and supplies digital signal processing and analog technologies. The company has worldwide manufacturing and sales operations.

Vitesse Semiconductor Corporation, headquartered in Camarillo,
California, designs, develops, makes and sells digital gallium arsenide integrated circuits primarily for telecommunications, data communications and automated test equipment systems providers.

We have obtained the foregoing descriptions from sources we deem reliable. We have not independently verified the provided information either in terms of accuracy or completeness.

               CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

     Nike Securities L.P. is covered by a Brokers' Fidelity Bond, in the total amount of $1,000,000, the insurer being National Union Fire Insurance Company of Pittsburgh.

B. This Registration Statement on Form S-6 comprises the following papers and documents:

     The facing sheet

     The Prospectus

     The signatures

     Exhibits


                               S-1
                           SIGNATURES

     The Registrant, FT 422, hereby identifies The First Trust Special Situations Trust, Series 4; The First Trust Special Situations Trust, Series 18; The First Trust Special Situations Trust, Series 69; The First Trust Special Situations Trust, Series 108; The First Trust Special Situations Trust, Series 119; The First Trust Special Situations Trust, Series 190; FT 286; The First Trust Combined Series 272; and FT 412 for purposes of the representations required by Rule 487 and represents the following:

     (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

     (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and

     (3)  that it has complied with Rule 460 under the Securities
Act of 1933.

     Pursuant to the requirements of the Securities Act of 1933, the Registrant, FT 422, has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Lisle and State of Illinois on March 22, 2000.

                              FT 422

                              By   NIKE SECURITIES L.P.
                                        Depositor




                              By   Robert M. Porcellino
                                  Senior Vice President

                               S-2

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following person in the capacity and on the date indicated:

       NAME                TITLE*                 DATE

David J. Allen       Sole Director       )
                     of Nike Securities  )
                     Corporation, the    )   March 22, 2000
                     General Partner of  )
                     Nike Securities L.P.                )
                                         )
                                         )
                                         )  Robert M. Porcellino
                                         )   Attorney-in-Fact**
                                         )
                                         )


       * The title of the person named herein represents his capacity in and relationship to Nike Securities L.P., Depositor.

       ** An executed copy of the related power of attorney was filed with the Securities and Exchange Commission in connection with the Amendment No. 1 to Form S-6 of The First Trust Combined Series 258 (File No. 33-63483) and the same is hereby incorporated herein by this reference.

                               S-3
                 CONSENT OF INDEPENDENT AUDITORS

     We  consent  to the reference to our firm under the  caption
"Experts" and to the use of our report dated March 22, 2000 in Amendment No. 2 to the Registration Statement (Form S-6) (File
No. 333-32652) and related Prospectus of FT 422.



                                               ERNST & YOUNG LLP


Chicago, Illinois
March 22, 2000


                       CONSENTS OF COUNSEL

     The consents of counsel to the use of their names in the Prospectus included in this Registration Statement will be contained in their respective opinions to be filed as Exhibits
3.1, 3.2, 3.3 and 3.4 of the Registration Statement.


              CONSENT OF FIRST TRUST ADVISORS L.P.

     The consent of First Trust Advisors L.P. to the use of its name in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.


                               S-4
                          EXHIBIT INDEX

1.1 Form of Standard Terms and Conditions of Trust for The First Trust Special Situations Trust, Series 22 and certain subsequent Series, effective November 20, 1991 among Nike Securities L.P., as Depositor, United States Trust Company of New York as Trustee, Securities Evaluation Service, Inc., as Evaluator, and First Trust Advisors L.P. as Portfolio Supervisor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-43693] filed on behalf of The First Trust Special Situations Trust, Series 22).

1.1.1 Form of Trust Agreement for FT 422 among Nike Securities L.P., as Depositor, The Chase Manhattan Bank, as Trustee, First Trust Advisors L.P., as Evaluator, and First Trust Advisors L.P., as Portfolio Supervisor.

1.2 Copy of Certificate of Limited Partnership of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.3 Copy of Amended and Restated Limited Partnership Agreement of Nike Securities L.P. (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.4      Copy  of  Articles of Incorporation of  Nike  Securities
         Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.5 Copy of By-Laws of Nike Securities Corporation, the general partner of Nike Securities L.P., Depositor (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

1.6      Underwriter  Agreement  (incorporated  by  reference  to
         Amendment No. 1 to Form S-6 [File No. 33-42755] filed on behalf of The First Trust Special Situations Trust,
         Series 19).

2.1  Copy  of  Certificate of Ownership (included in Exhibit  1.1 filed herewith on page 2 and incorporated herein by reference).

2.2 Copy of Code of Ethics (incorporated by reference to Amendment No. 1 to form S-6 [File No. 333-31176] filed on behalf of FT 415).
                               S-5

3.1 Opinion of counsel as to legality of securities being registered.

3.2 Opinion of counsel as to Federal income tax status of securities being registered.

3.3 Opinion of counsel as to New York income tax status of securities being registered.

3.4 Opinion of counsel as to advancement of funds by Trustee.

4.1      Consent of First Trust Advisors L.P.

6.1 List of Directors and Officers of Depositor and other related information (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-42683] filed on behalf of The First Trust Special Situations Trust, Series 18).

7.1 Power of Attorney executed by the Director listed on page S-3 of this Registration Statement (incorporated by reference to Amendment No. 1 to Form S-6 [File No. 33-63483] filed on behalf of The First Trust Combined Series 258).



                               S-6